OLONIA BANCORP

NOTICE OF 2007 ANNUAL MEETING, PROXY STATEMENT AND 2007 ANNUAL REPORT ON FORM 10-KSB

POLONIA BANCORP

Corporate Profile

Polonia Bancorp, headquartered in Huntingdon Valley, Pennsylvania is the holding company for Polonia Bank. Established in 1923, Polonia Bank continues to operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in the Greater Philadelphia metropolitan area, as well as southeastern Pennsylvania and southern New Jersey.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948
www.RTCO.com

Stock Listing

Polonia Bancorp's common stock is quoted on the OTC Bulletin Board under the symbol "PBCP."

Banking Locations

Main Office
3993 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006

Bank Branch
2646 East Allegheny Avenue
Philadelphia, Pennsylvania 19134

Bank Branch
2133 Spring Garden Street
Philadelphia, Pennsylvania 19130

Bank Branch
2628 Orthodox Street
Philadelphia, Pennsylvania 19137

Bank Branch
8000 Frankford Avenue
Philadelphia, Pennsylvania 19136

OLONIA BANCORP

June 12, 2007

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Polonia Bancorp (the "Company"). The meeting will be held at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania, on Tuesday, July 17, 2007 at 8:00 a.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company. Directors and officers of the Company, as well as a representative of S.R. Snodgrass, A.C., the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously voted.

We look forward to seeing you at the meeting.

Sincerely,

Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

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POLONIA BANCORP
3993 HUNTINGDON PIKE, 3rd FLOOR
HUNTINGDON VALLEY, PENNSYLVANIA 19006
(215) 938-8800

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE............... 8:00 a.m., local time, on Tuesday, July 17, 2007.

PLACE .... Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania.

ITEMS OF BUSINESS .... (1) To elect two directors to serve for a term of three years.

(2) To adopt the Polonia Bancorp 2007 Equity Incentive Plan.

(3) To ratify the selection of S.R. Snodgrass, A.C. as our independent registered public accounting firm for fiscal year 2007.

(4) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

RECORD DATE................ To vote, you must have been a stockholder at the close of business on June 4, 2007.

PROXY VOTING............. It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

Paul D. Rutkowski
Chief Financial Officer and Corporate Secretary
June 12, 2007

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POLONIA BANCORP

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Polonia Bancorp (the "Company") to be used at the annual meeting of stockholders of the Company. The Company is the holding company for Polonia Bank (the "Bank") and the majority-owned subsidiary of Polonia MHC (the "MHC"). The annual meeting will be held at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania on Tuesday, July 17, 2007 at 8:00 a.m., local time. This proxy statement and the enclosed proxy card are being first mailed to stockholders on or about June 12, 2007.

Voting and Proxy Procedure

Who Can Vote at the Meeting

You are entitled to vote your shares of Polonia Bancorp common stock if the records of the Company show that you held your shares as of the close of business on June 4, 2007. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker on how to vote your shares. Your broker, bank or nominee has enclosed a voting instruction form for you to use in directing it on how to vote your shares.

As of the close of business on June 4, 2007, 3,306,250 shares of Polonia Bancorp common stock were outstanding. Each share of common stock has one vote. The Company's Charter provides that record owners of the Company's common stock (other than Polonia MHC) who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of that 10% limit.

Attending the Meeting

If you are a stockholder as of the close of business on June 4, 2007, you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank, broker or other nominee are examples of proof of ownership. If you want to vote your shares of Polonia Bancorp common stock held in street name in person at the meeting, you will need a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote By Polonia MHC

Polonia MHC, the mutual holding company for the Company, owned 55.0% of the outstanding shares of common stock of the Company as of June 4, 2007. All shares of common stock owned by Polonia MHC will be voted in accordance with the instructions of the Board of Directors of Polonia MHC, the members of which are identical to the members of the Board of Directors of the Company. Polonia

MHC is expected to vote such shares "FOR" each nominee for election as a director, "FOR" ratification of the appointment of S.R. Snodgrass, A.C. as the Company's independent registered public accounting firm and "FOR" adoption of the Polonia Bancorp 2007 Equity Incentive Plan (the "2007 Plan").

Vote Required

The annual meeting will be held only if there is a quorum. A majority of the outstanding shares of Polonia Bancorp common stock entitled to vote, represented in person or by proxy, constitutes a quorum. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

In voting on the election of directors, you may vote in favor of both nominees, withhold votes as to both nominees or withhold votes as to either nominee. There is no cumulative voting for the election of directors. Directors are elected by a plurality of the votes cast at the annual meeting. "Plurality" means that the nominees receiving the largest number of votes cast will be elected up to the maximum number of directors to be elected at the annual meeting. The maximum number of directors to be elected at the annual meeting is two. Votes that are withheld will have no effect on the outcome of the election.

In voting to adopt the Polonia Bancorp 2007 Equity Incentive Plan, you may vote in favor of the proposal, against the proposal or abstain from voting. To be approved, this matter requires the affirmative vote of both a majority of the votes eligible to be cast at the annual meeting, including the shares held by Polonia MHC, *and* a majority of the votes eligible to be cast at the annual meeting, excluding the shares held by Polonia MHC. For both vote standards, abstentions and broker non-votes will have the same effect as a negative vote. On July 20, 2006, the Office of Thrift Supervision (the "OTS") proposed modifications to the regulations governing stock benefit plans implemented by federal mutual holding companies. The proposed modifications include revising the vote standard applicable to such plans whereby, for purposes of satisfying the OTS regulations, such plans would require approval of a majority of the votes cast by minority stockholders. In the event that the OTS adopts revised regulations applicable to the 2007 Plan implementing the majority of votes cast standard, the Company will apply the revised vote standard as permitted by the OTS.

In voting to ratify the appointment of S.R. Snodgrass, A.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, against the proposal or abstain from voting. To be approved, this matter requires the affirmative vote of a majority of the votes represented at the annual meeting and entitled to vote. Abstentions will have the same effect as a negative vote.

Because Polonia MHC owns in excess of 50% of the outstanding shares of Company common stock, the votes it casts will ensure the presence of a quorum and determine the outcome of Proposal 1 (Election of Directors) and Proposal 3 (Ratification of Independent Registered Public Accounting Firm).

Voting by Proxy

This proxy statement is being sent to you by the Board of Directors of the Company to request that you allow your shares of the Company common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends that you vote "FOR" each of the nominees for director, "FOR" ratification of the appointment of S.R. Snodgrass, A.C. as the Company's independent registered public accounting firm, and "FOR" adoption of the Polonia Bancorp 2007 Equity Incentive Plan.**

If any matter not described in this proxy statement is properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your shares of Polonia Bancorp common stock may also be voted by the persons named in the proxy card on the new meeting date, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your Company common stock has been voted at the annual meeting, deliver a later-dated valid proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

If your Polonia Bancorp common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other nominee, you must contact your broker, bank or other nominee.

If you have any questions about voting, please contact our proxy solicitor, Regan & Associates, Inc. at (212) 587-3005.

Participants in Polonia Bancorp's ESOP or 401(k) Plan

If you participate in the Polonia Bancorp Employee Stock Ownership Plan (the "ESOP") or if you have invested in Company common stock through the Polonia Bancorp Stock Fund (the "Stock Fund") in the Polonia Bank Retirement Plan (the "401(k) Plan"), you will receive a vote instruction card for each plan that will reflect all the shares that you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the ESOP, all allocated shares of Polonia Bancorp common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of Polonia Bancorp common stock held by the ESOP and all allocated shares for which no timely voting instructions are received, are voted by the ESOP trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, participants investing in the Stock Fund through the 401(k) Plan may direct the Stock Fund trustee how to vote the shares credited to their accounts. The Stock Fund trustee will vote all shares for which it does not receive timely instructions from participants based on the final results of the tabulation. **The deadline for returning your voting instruction cards is July 10, 2007.**

Corporate Governance

General

The Company periodically reviews its corporate governance policies and procedures to ensure that the Company meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern the Company's operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for the Company.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code. A copy of the Code of Ethics and Business Conduct is available, without charge, upon written request to Paul D. Rutkowski, Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania 19006.

Meetings and Committees of the Board of Directors

The Company conducts business through meetings of its Board of Directors and its committees. Due to the formation of the Company on January 11, 2007, the Company's Board of Directors held no meetings in 2006.

The following table identifies the Company's standing committees and their members as of June 4, 2007.

Director	Audit Committee	Compensation Committee	Nominating and Governance Committee
Dr. Eugene Andruczyk	X	X	X
Frank J. Byrne	X	*	X
Gordon R. Johnston, III	*	X	X
Edward W. Lukiewski	X	X	X
Anthony J. Szuszczewicz		X	*
Robert J. Woltjen	X	X	X

* Denotes Chairperson

Audit Committee. The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors has determined that Mr. Johnston is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See *"Audit Committee Report."* The Audit Committee operates under a written charter which is attached hereto as *Appendix A*.

Compensation Committee. The Compensation Committee is responsible for determining annual grade and salary levels for employees and establishing personnel policies. Our chief executive officer develops recommendations for the Compensation Committee regarding the appropriate range of annual salary increases of our employees. Our chief executive officer does not participate in Committee discussions or the review of Committee documents relating to the determination of his compensation. The Compensation Committee operates under a written charter which is attached hereto as *Appendix B*.

Nominating and Governance Committee. The Company's Nominating and Governance Committee is responsible for the annual selection of management's nominees for election as directors and developing and implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to the Company's corporate governance policy. The procedures of the Nominating and Governance Committee required to be disclosed by the rules of the Securities and Exchange Commission are included in this proxy statement. See *"Nominating and Governance Committee Procedures."* The Nominating and Governance Committee operates under a written charter which is attached hereto as *Appendix C*.

Attendance at the Annual Meeting

The Board of Directors encourages directors to attend the annual meeting of stockholders. Since the Company was formed on January 11, 2007, this is the first annual meeting of stockholders.

Stock Ownership

The following table provides information as of June 4, 2007 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock.

A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Polonia MHC 3993 Huntingdon Pike, 3rd Floor Huntingdon Valley, Pennsylvania 19006	1,818,437	55.0%
PL Capital Group[1] 20 E. Jefferson Avenue, Suite 22 Naperville, IL 60540	178,581	5.4%

(1) Based exclusively on a Schedule 13D filed with the Securities and Exchange Commission on May 10, 2007, which was filed jointly by the following parties: Financial Edge Fund, L.P., Financial Edge—Strategic Fund, L.P., Goodbody/PL Capital, L.P., PL Capital LLC, Goodbody/PL Capital, LLC, PL Capital Advisors, LLC, John W. Palmer, Richard J. Lashley and PL Capital Offshore, Ltd. All of the filers of this Schedule 13D are collectively referred to as the "PL Capital Group."

The following table provides information as of June 4, 2007 about the shares of Polonia Bancorp common stock that may be considered to be beneficially owned by each director or nominee for director of the Company, by those executive officers of the Company listed in the *Summary Compensation Table* that follows and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power.

Name	Number of Shares Owned	Percent of Common Stock Outstanding
Directors:		
Dr. Eugene Andruczyk	19,326	*
Frank J. Byrne	22,000	*
Gordon R. Johnston, III	20,000	*
Edward W. Lukiewski	20,300	*
Anthony J. Szuszczewicz	22,000	*
Robert J. Woltjen	18,420	*
Executive Officers Who Are Not Also Directors:		
Kenneth J. Maliszewski	21,200	*
Paul D. Rutkowski	17,405	*
All directors and executive officers as a group (8 persons)	160,651	4.9%

*Represents less than 1% of the Company's outstanding shares.

Proposal 1 — Election of Directors

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. All of the directors are independent under the current listing standards of the Nasdaq Stock Market, except for Mr. Szuszczewicz who is the Chairman of the Board, President and Chief Executive Officer of the Company and the Bank. In determining the independence of its directors, the Board considered transactions, relationships or arrangements between the Company, the Bank and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans with the Bank. The Board of Directors' nominees for election this year to serve for a three-year term or until their respective successors have been elected and qualified are Messrs. Andruczyk and Byrne.

It is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees named above.' If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of both nominees.

Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of June 30, 2007. There are no family relationships among the directors or executive officers.

Nominees for Election of Directors

Dr. Eugene Andruczyk is a self-employed physician. Age 58. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Frank J. Byrne is the owner of a restaurant, Byrnes Tavern and Crabs, located in Philadelphia. Age 60. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Directors Continuing in Office

The following directors have terms ending in 2008:

Edward W. Lukiewski served as President of Polonia Bank from 1988 until 1995 and is currently retired. Age 82. Director of Polonia Bank since 1948 and director of Polonia Bancorp and Polonia MHC since their formation.

Gordon R. Johnston, III is a certified public accountant and co-owner of St. Clair CPAs, P.C. Age 45. Director of Polonia Bank since 2006 and director of Polonia Bancorp and Polonia MHC since their formation.

The following directors have terms ending in 2009:

Robert J. Woltjen is the President and General Manager of Fairmount Pharmacy, Inc. Age 41. Director of Polonia Bank since 2006 and director of Polonia Bancorp and Polonia MHC since their formation.

Anthony J. Szuszczewicz has been the Chairman of the Board, President and Chief Executive Officer of Polonia Bank, Polonia Bancorp and Polonia MHC since 1995, 2007 and 2007, respectively. Age 66. Director of Polonia Bank since 1984 and director of Polonia Bancorp and Polonia MHC since their formation.

Executive Officers

The executive officers of Polonia Bancorp, who are also the executive officers of Polonia Bank, are elected annually by the Board of Directors and serve at the Board's discretion. The executive officers of the Company and the Bank are:

Name	Position
Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer
Paul D. Rutkowski	Chief Financial Officer and Corporate Secretary
Kenneth J. Maliszewski	Senior Vice President

Below is information regarding our executive officers who are not also directors. Unless otherwise stated, each executive officer has held his current position for at least the last five years. Ages presented are as of June 30, 2007.

Paul D. Rutkowski has served as Chief Financial Officer of Polonia Bank since 2005 and Corporate Secretary since 2006. Mr. Rutkowski served as Controller and Treasurer of Polonia Bank from 1992 to 2005. Mr. Rutkowski has served as Chief Financial Officer and Corporate Secretary of Polonia Bancorp and Polonia MHC since their formation. Age 48.

Kenneth J. Maliszewski has served as Senior Vice President of Polonia Bank since 2005. Mr. Maliszewski previously served as Vice President of Polonia Bank from 1993 to 2005. Mr. Maliszewski has served as Senior Vice President of Polonia Bancorp and Polonia MHC since their formation. Age 63.

Proposal 2 — Approval of the Polonia Bancorp 2007 Equity Incentive Plan

On May 30, 2007, the Board of Directors adopted, subject to stockholder approval at the annual meeting, the Polonia Bancorp 2007 Equity Incentive Plan. The 2007 Plan will become effective as of the date of approval by the stockholders.

The Board of Directors has reserved a total of 226,808 shares of common stock for issuance upon the grant or exercise of awards made pursuant to the 2007 Plan. All of the Company's employees, officers, and directors are eligible to participate in the 2007 Plan. A summary of the 2007 Plan follows. This summary is qualified in its entirety by the full text of the 2007 Plan, which is attached to this proxy statement as *Appendix D*.

Summary of the 2007 Plan

Purpose. The 2007 Plan promotes the Company's success by linking the personal interests of its employees, officers and directors to the interests of the Company's stockholders, and by providing participants with an incentive for outstanding performance.

Permissible Awards. The 2007 Plan authorizes awards in any of the following forms:

- options to purchase shares of Company common stock, which may be non-statutory stock options or incentive stock options under Section 422 of the U.S. Internal Revenue Code (the "Code"); and

- restricted stock grants, which are subject to restrictions on transferability and forfeiture.

Shares Available for Awards. Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 226,808. Of the total shares available under the 2007 Plan, 162,006 may be issued in connection with the exercise of stock options and 64,802 may be issued as restricted stock.

Limitations on Awards. The maximum number of shares of Company common stock that may be covered by options granted under the 2007 Plan to any one person during any one calendar year is 40,501.

Administration. A committee appointed by the Board of Directors (which committee shall consist of at least two disinterested directors) (the "Committee") will administer the 2007 Plan. The Committee will designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2007 Plan; and make all other decisions and determinations that may be required under the 2007 Plan.

Limitations on Transfer; Beneficiaries. Generally, participants may not assign or transfer awards, other than by will or the laws of descent and distribution or (except in the case of an incentive stock option) pursuant to a qualified domestic relations order. The Committee may permit other transfers, however, where it concludes that a transfer will not result in accelerated taxation, will not cause any option intended to be an incentive stock option to fail to qualify as such, and that a transfer is otherwise appropriate and desirable, taking into account any factors deemed relevant, including, without limitation, applicable state or federal tax or securities laws or regulations. A participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the participant and receive any distribution with respect to any award upon the participant's death.

Acceleration Upon Certain Events. Unless an award agreement provides otherwise, if a participant's service terminates by reason of death or disability, all of the participant's outstanding options and restricted stock awards will become fully vested and exercisable and all time-based vesting restrictions on the outstanding awards will lapse. The vesting of awards will also accelerate upon a change of control of the Company, as defined in the 2007 Plan. All awards will also vest and become immediately exercisable upon a change in control.

Adjustments. In the event of a stock split, a dividend payable in shares of Company common stock, or a combination or consolidation of the Company's common stock into a lesser number of shares, the 2007 Plan provides for the automatic proportionate adjustment of the share authorization limits, and the shares then subject to each award under the 2007 Plan, without any change in the aggregate purchase price for each award. If the Company is involved in another corporate transaction or event that affects its common stock, such as an extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares, the share authorization limits under the 2007 Plan will be adjusted proportionately and the Committee will adjust the 2007 Plan and outstanding awards as necessary to preserve the benefits or potential benefits of the awards.

Termination and Amendment

The Board of Directors may, at any time and from time to time, terminate or amend the 2007 Plan. Stockholders must approve amendments to the 2007 Plan that will materially increase the number of shares of stock issuable under the 2007 Plan, expand the types of awards provided under the 2007 Plan, materially expand the class of participants eligible to participate in the 2007 Plan, materially extend the term of the 2007 Plan, or otherwise constitute a material amendment requiring stockholder approval under applicable stock market or stock exchange listing requirements, laws, policies or regulations. In addition, the Board of Directors may condition any amendment on the approval of the stockholders for any other reason. No termination or amendment of the 2007 Plan may adversely affect any award previously granted under the 2007 Plan without the written consent of the participant.

The Committee may amend or terminate outstanding awards; however, such actions may require the consent of the participant and, unless approved by the stockholders or otherwise permitted by the anti-dilution provisions of the 2007 Plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

Prohibition on Repricing

As discussed above under *"Termination and Amendment,"* outstanding stock options cannot be repriced, directly or indirectly, without the prior consent of the Company's stockholders. The exchange of an "underwater" option (*i.e.*, an option having an exercise price in excess of the current market value of the underlying stock) for another award would be considered an indirect repricing and would, therefore, require the prior consent of the Company's stockholders.

Regulatory Restrictions

Under the 2007 Plan, the Committee may not grant options and restricted stock to any one individual for shares that would exceed 25% of the shares reserved for each type of award. The Committee may not grant options and restricted stock to any non-employee individual director for shares that would exceed 5% of the shares received for each type of award. The Committee may not grant, in the aggregate, to non-employee directors options and restricted stock that would exceed 30% of the shares reserved for each type of award. All awards must vest over a period of time no more rapidly than 20% per year commencing on the first anniversary of the date of grant; however, awards may fully vest upon death or disability of an award recipient or upon a change in control. These provisions comply with the rules and regulations issued by the OTS. The Company could ask the OTS to waive any of these limitations, but does not anticipate doing so at this time.

Certain Federal Income Tax Effects

Non-statutory Stock Options. There will be no federal income tax consequences to the optionee or to the Company upon the grant of a non-statutory stock option under the 2007 Plan. When the optionee exercises a non-statutory option, however, he or she will recognize ordinary income equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding deduction, subject to any applicable limitations under Code Section 162(m). Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the optionee held the shares.

Incentive Stock Options. There typically will be no federal income tax consequences to the optionee or to the Company upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for at least two years after the date the option was granted or for one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

Restricted Stock. Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, a participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock on that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the participant later forfeits the stock, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election.

Proposal 3- Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed S.R. Snodgrass, A.C. to be the Company's independent registered public accounting firm for the 2007 fiscal year, subject to ratification by stockholders. A representative of S.R. Snodgrass, A.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes represented at the annual meeting and entitled to vote, the Audit Committee of the Board of Directors will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm.

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company for the fiscal years ending December 31, 2006 and December 31, 2005. The amounts include fees billed for services performed by Deloitte & Touche LLP for the period between January 1, 2005 and November 15, 2005 and for the services performed by S.R. Snodgrass, A.C. for the period between November 15, 2005 and December 31, 2006.

	2006	2005
Audit Fees(1)	$67,204	$112,000
Audit-Related Fees(2)	44,533	–
Tax Fees(3)	44,230	–
All other fees	–	–

(1) Includes fees for the financial statement audit and quarterly reviews.
(2) Includes fees related to the initial public offering of Polonia Bancorp.
(3) Includes fees related to tax compliance, tax advice and tax planning.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

Change in Accountants

Deloitte & Touche LLP ("Deloitte") was engaged by Polonia Bank as its independent auditor for the fiscal years ended December 31, 2001, 2002, 2003 and 2004. Deloitte completed its audits for the fiscal years ended December 31, 2001 and 2002 but did not complete its audits for fiscal 2003 and 2004. The delay in the completion of the 2003 and 2004 audits was primarily due to on-going analysis and discussions with management regarding the amount of the liability that was to be recorded related to a non-qualified retirement plan for Polonia Bank's President adopted by Polonia Bank in 1997. During such discussions, Deloitte advised management that, due to its review of the actuarial analysis of the liability associated with the plan, the consolidated financial statements for the fiscal years 2001 and 2002 should be restated to record a portion of the liability attributable to such plan and that Deloitte did not agree with the amount of the liability recorded by management in connection with the preparation of the fiscal 2003 draft financial statements. The discussions regarding the amount and timing of the recording of the liability continued through 2004 with additional actuarial analyses being conducted by a third party actuary engaged by Polonia Bank in order to determine the amount of the liability. In late 2005, management advised Deloitte that it agreed with Deloitte's assessment that the financial statements for fiscal years 2001 and 2002 should be restated and requested Deloitte to continue its audit of fiscal 2003 and 2004. Polonia Bank's Audit Committee also determined to engage S.R. Snodgrass, A.C. to conduct the audit for fiscal 2005. Polonia Bank advised Deloitte that it planned to engage S.R Snodgrass, A.C. for the fiscal 2005 audit and requested Deloitte to complete the fiscal 2003 and 2004 audits. The decision to change auditors was recommended and approved by the board of directors of Polonia Bank. Polonia Bank requested Deloitte to complete the audit of fiscal 2003 and 2004, however, Deloitte declined the request to conduct any further audit work. On November 15, 2005, Polonia Bank terminated Deloitte's engagement as independent auditor for 2003 and 2004. At the time Polonia Bank terminated Deloitte's engagement, the issues around the non-qualified retirement plan had not been resolved to Deloitte's satisfaction. Also on November 15, 2005, Polonia Bank engaged S.R. Snodgrass, A.C. to audit fiscal 2003 and 2004. On January 30, 2006, Deloitte issued a letter to the board of directors stating that a liability (in an unspecified amount) for the non-qualified retirement plan for Polonia Bank's President should be recorded, the consolidated financial statements for fiscal 2001 and 2002 should be restated and that their report dated March 14, 2003 relating to the audit for fiscal 2002 should no longer be relied upon and was withdrawn. In connection with the preparation of Polonia Bank's consolidated financial statements for the fiscal years ending December 31, 2003, 2004 and 2005, a liability of $890,000 effective December 31, 2002 was recorded for the non-qualified retirement plan which amount was based upon actuarial analyses conducted by a third party actuary. S.R. Snodgrass, A.C. was not consulted with or asked to render any advice at any time prior to its engagement as independent auditor with respect to the accounting treatment of the plan or the application of any accounting standard.

Audit Committee Report

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's Consolidated Financial Statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the independent registered public accounting firm the auditors' independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the registered public accounting firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's Financial Statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's Consolidated Financial Statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company's independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 for filing with the Securities and Exchange Commission. The Audit Committee has appointed, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007.

Audit Committee of the Polonia Bancorp Board of Directors

Gordon R. Johnston, III - Chairperson
Dr. Eugene Andruczyk
Frank J. Byrne
Edward W. Lukiewski
Robert J. Woltjen

Executive Compensation

Summary Compensation Table

The following information is furnished for the principal executive officer and the next two most highly compensated executive officers of the Company whose total compensation for the 2006 fiscal year exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Anthony J. Szuszczewicz Chairman, President and Chief Executive Officer	2006	$270,000	$30,000	$213,732(1)	$513,732
Paul D. Rutkowski Chief Financial Officer and Corporate Secretary	2006	140,000	10,000	42,367	192,367
Kenneth J. Maliszewski Senior Vice President	2006	140,000	10,000	42,580	192,580

(1) Individual items of all other compensation that exceeded $25,000 include $28,346 representing the imputed economic benefit of employer-paid premiums under a split dollar life insurance arrangement and a $113,366 contribution to Polonia Bank's non-qualified deferred compensation plan for the benefit of Mr. Szuszczewicz and tax indemnification payments totaling $31,803. All other compensation also includes club dues and automobile allowances.

Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz. The Bank maintains a Supplemental Executive Retirement Plan agreement with Mr. Szuszczewicz. The agreement provides that, following Mr. Szuszczewicz's retirement on or after age 62, or upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity, payable in annual installments, equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Upon a termination due to disability, Mr. Szuszczewicz will receive the annual retirement benefit described above, offset by any amounts received under the Bank's long-term disability plan. Under the agreement, the Bank also agrees to provide post-retirement health insurance benefits for Mr. Szuszczewicz and his dependents on a basis substantially equivalent to the coverage provided by the Bank prior to his retirement.

Upon Mr. Szuszczewicz's death, his spouse becomes entitled to a lump sum death benefit of $2.0 million, plus 40% of the proceeds of certain life insurance policies purchased by the Bank on his behalf, up to a maximum death benefit of $4.0 million. If Mr. Szuszczewicz is terminated for cause, as defined in the agreement, or if he terminates employment voluntarily and subsequently accepts employment with another financial institution in the Philadelphia area without the Bank's consent, he will forfeit the supplemental retirement benefit. The Bank has entered into "rabbi" trust agreements to hold assets the Bank may contribute for the purpose of making benefit payments under the Supplemental Executive Retirement Plan agreement with Mr. Szuszczewicz. Funds held in trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

Supplemental Executive Retirement Plan for Paul D. Rutkowski and Kenneth J. Maliszewski. The Bank also maintains a supplemental executive retirement plan that provides for the payment of supplemental retirement benefits to Messrs. Rutkowski and Maliszewski. The annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age. If the executive dies after attaining the normal retirement age and while receiving annual retirement benefits under the plan, the remaining supplemental executive retirement plan benefit shall be payable in a lump sum payment to the executive's beneficiary. If the executive dies prior to normal retirement, no benefit is payable under the plan if the Bank maintains a life insurance arrangement on behalf of the executive at the time of his death. The Bank currently maintains such a life insurance arrangement on behalf of each executive. See "*-Split Dollar Life Insurance Agreements.*" Upon a change in control (as defined in the plan), the executive will receive a lump sum payment equivalent to the normal retirement benefit. No benefits are payable under the supplemental executive retirement plan upon an executive's termination for cause (as defined in the plan).

Split Dollar Life Insurance Agreements. The Bank has entered into split dollar life insurance agreements with Messrs. Maliszewski and Rutkowski, pursuant to which the Bank has agreed to divide the death proceeds of certain life insurance policies owned by the Bank with their designated beneficiaries. The Bank pays all premiums on the policies, and the executives are required to execute a split dollar endorsement for the life insurance policies purchased by the Bank. Upon the executive's termination of employment for any reason, the split dollar agreement will automatically terminate. Upon the death of the executive while employed, the designated beneficiary receives a death benefit of $1.0 million. The Bank is the beneficiary of any remaining death proceeds from each life insurance policy following payment of the death benefit to the executive's beneficiary. The Bank maintains all rights of ownership over the life insurance policies, although the Bank may not sell or otherwise transfer a policy while the participant maintains an interest.

Employment Agreements. The Bank and the Company have each entered into employment agreements with Messrs. Szuszczewicz, Rutkowski and Maliszewski in order to help ensure that they maintain a stable management base. Each employment agreement provides for a three-year term, which the Bank and the Company may renew on an annual basis after review by the respective Boards of Directors. The employment agreements establish base salaries of $270,000, $140,000 and $140,000 for Messrs. Szuszczewicz, Rutkowski and Maliszewski, respectively. The Boards of Directors will review each executive's base salary annually in order to consider any appropriate changes. In addition to base salary, the agreements provide for, among other things, participation in stock-based and other benefit plans, as well as fringe benefits applicable to each executive.

The employment agreements provide that the Bank and the Company may terminate each executive's employment for cause, as defined in the agreements, at any time. No severance or other benefits are payable under the employment agreements upon termination for cause. If the Bank or the Company terminates the executive for reasons other than cause, or if the executive resigns from the Bank or the Company under specified circumstances that would constitute constructive termination, the executive or, if he dies, his beneficiary, will be entitled to receive an amount equal to the remaining base salary and employer contributions to benefit plans that would have been paid or made on his behalf for the remaining term of the agreement. The Bank will also continue and/or pay for the executive's health, dental and life insurance coverage for the remaining term of the employment agreement.

Under the employment agreements, if the executive voluntarily (under circumstances discussed in the agreement) or involuntarily terminates employment following a change in control of the Bank or the Company, the executive or, if the executive dies, his beneficiary, will receive a severance payment equal to three times the average of the five preceding taxable years' annual compensation. The Bank will also continue health, dental and life insurance coverage for thirty-six months following the termination of employment.

Section 280G of the Internal Revenue Code provides that payments contingent upon a change in control that equal or exceed three times the individual's base amount (*i.e.*, average annual compensation for the five preceding taxable years) are "excess parachute payments." Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and the employer may not deduct such payments for federal tax purposes. The agreements limit payments to the executives in connection with a change in control to amounts that will not exceed the limits imposed by Section 280G of the Internal Revenue Code.

The Bank or the Company will pay or reimburse the executives for all reasonable costs and legal fees paid or incurred in connection with any dispute or question of interpretation relating to the employment agreements, provided the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreements also provide that the Bank and the Company will indemnify the executives to the fullest extent legally allowable. Under the agreements, the executives are subject to a one-year restriction on competitive business activities following a termination of employment that is not related to a change in control.

Benefit Plans

Non-Qualified Deferred Compensation Plan. The Bank has established a non-qualified deferred compensation plan, effective as of January 1, 1995, to assist certain employees designated by the Board as participants in maximizing their allowable deferrals under the 401(k) Plan. The Board has designated Messrs. Szuszczewicz, Rutkowski and Maliszewski as participants in the deferred compensation plan. Under the plan, participants must elect by December 31st of the preceding calendar year to defer a certain amount into the plan. Upon completion of the non-discrimination testing of the 401(k) Plan required by the Internal Revenue Code, the Bank determines the maximum amount of elective deferrals each participant could have made to the 401(k) Plan for the preceding year. The lesser of the additional amounts resulting from the non-discrimination testing or the employee's advance deferral amount is either paid to the participant by March 15th of the following plan year or contributed directly to the plan, in accordance with the participant's election. The Bank also has discretion to make additional contributions to the deferred compensation plan on behalf of participants. Participants are 100% vested in their elective deferrals to the deferred compensation plan; participants vest in the Bank's contributions at the rate of 20% per year, becoming fully vested after five years of participation in the plan. Participants are automatically 100% vested in the Bank's contributions if they terminate employment due to death, disability, normal retirement, or involuntary termination of employment other than for gross misconduct or dishonesty. Participants elect at the time of deferral whether they will receive distributions in the form of a lump sum payment or monthly, quarterly or annual installments. If the participant fails to elect a form of payment, benefits will be automatically paid in annual installments over the life expectancy of the participant. If a participant dies prior to receiving the entire amount credited under the plan, the Bank will make the remaining payments to the participant's designated beneficiary. Upon the death of a beneficiary while receiving payments, the Bank will pay the balance in a lump sum to the beneficiary's estate.

Supplemental Executive Retirement Plan. In connection with the Company's recent stock offering, the Bank implemented a supplemental executive retirement plan to provide for supplemental retirement benefits with respect to the employee stock ownership plan. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the plan provides a benefit to eligible officers (those designated by the board of directors of the Bank) that cannot be provided under the employee stock ownership plan as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plan, but for the Internal Revenue Code limitations. In addition to providing for benefits lost under the employee stock ownership plan as a result of the Internal Revenue Code limitations, the supplemental executive retirement plan also provides supplemental benefits upon a change of control prior to the scheduled repayment of the employee stock ownership plan loan. Generally, upon a change in control, the supplemental executive retirement plan will provide participants with a benefit equal to what they would have received under the employee stock ownership plan, had they remained employed throughout the term of the loan, less the benefits actually provided under the plan on the participant's behalf. This benefit generally become payable upon a change in control of the Bank and the Company. The Bank has designated Mr. Szuszczewicz as a participant in the supplemental executive retirement plan. In the future, the board of directors may designate other officers as participants. No contributions were made to this plan on behalf of participants as no allocations have been made under the employee stock ownership plan to date.

The Bank may utilize a grantor trust in connection with the supplemental executive retirement plan, in order to set aside funds that ultimately may be used to pay benefits under the plan. The assets of the grantor trust will remain subject to the claims of the Bank's general creditors in the event of insolvency, until paid to a participant according to the terms of the supplemental executive retirement plan.

Directors' Compensation

The following table sets forth the compensation received by non-employee directors for their service on the Bank's Board of Directors during 2006.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Dr. Eugene Andruczyk	$18,650	$ 1,224	$ 19,874
Frank J. Byrne	18,650	1,286	19,936
Gordon R. Johnston	4,350	–	4,350
Edward W. Lukiewski	18,650	110,628(1)	129,278
James B. Skowronski	11,600	1,059	12,659
Robert J. Woltjen	4,350	825	5,175

(1) Items of "All Other Compensation" that exceeded $25,000 include a contribution of $100,947 to Mr. Lukiewski's Supplemental Retirement Plan.

Director Fees. Each non-employee director of the Bank receives an annual retainer of $17,400. Directors do not receive any compensation for their service on the Boards of Directors of the Company or Polonia MHC. Each member of the Company's Audit Committee receives $500 per meeting attended.

Supplemental Retirement Plan for Edward W. Lukiewski. The Bank entered into a supplemental retirement plan with Mr. Lukiewski, a current director of the Bank, the Company and Polonia MHC who formerly served as President of the Bank, effective as of June 1, 1995. Under this arrangement, Mr. Lukiewski currently receives a supplemental pension benefit of $100,947 per year, payable for the remainder of his lifetime in monthly installments, and adjusted each June for inflation based on the rate of increase of the consumer price index, as published by the Department of Labor. The

Bank also pays the premiums for certain insurance policies currently in effect on Mr. Lukiewski's life and health insurance premiums for Mr. Lukiewski and his spouse. The Bank incurred costs of $9,681 and $8,324 for these life and health insurance premiums during the years ended 2006 and 2005, respectively. In the event of Mr. Lukiewski's death, his surviving spouse would receive an annual benefit of $50,000 for the remainder of her lifetime as well as continued health benefits. The Bank has entered into a grantor or "rabbi" trust agreement to hold assets that the Bank may contribute for the purpose of making benefit payments under the Supplemental Retirement Plan with Mr. Lukiewski described above. Funds held in the trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Polonia Bancorp common stock during the year ended December 31, 2006.

Transactions with Related Persons

The Sarbanes-Oxley Act generally prohibits loans by the Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Polonia Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The Company does not have a comprehensive written policy for the review, approval or ratification of certain transactions with related persons. However, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Polonia Bancorp's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Nominating and Governance Committee Procedures

General

It is the policy of the Nominating and Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating and Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Governance Committee's resources, the Nominating and Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders

To submit a recommendation of a director candidate to the Nominating and Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairperson of the Nominating and Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. The name and address of the stockholder making the recommendation, as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating and Governance Committee at least 30 days before the date of the annual meeting.

Process for Identifying and Evaluating Nominees

The process that the Nominating and Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating and Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Polonia Bancorp. The Nominating and Governance Committee also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Nominating and Governance Committee has not used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating and Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria, which are discussed in more detail below. If such individual fulfills these criteria, the Nominating and Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Minimum Qualifications

The Nominating and Governance Committee has adopted a set of criteria that it considers when it selects individuals not currently on the Board of Directors to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation, a residency requirement, a stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate must also meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Nominating and Governance Committee will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

- contributions to the range of talent, skill and expertise appropriate for the Board;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the stockholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;

- independence under applicable Securities and Exchange Commission and listing definitions; and

- current equity holdings in the Company.

The committee will also consider any other factors it deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating and Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Stockholder Proposals and Nominations

The Company must receive proposals that stockholders seek to have included in the proxy statement for the Company's next annual meeting no later than February 13, 2008. If next year's annual meeting is held on a date more than 30 calendar days from July 17, 2008, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before a meeting of stockholders, a stockholder must deliver written notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days before the date of the meeting; provided that if less than 40 days notice or prior public disclosure of the meeting is given or made to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Paul D. Rutkowski, Chief Financial Officer and Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania 19006. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee. All other communications should be sent to the attention of the Chairperson of the Nominating and Governance Committee.

Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities. The Company will pay

Regan & Associates, Inc., a proxy solicitation firm, a fee of $6,500 to assist the Company in soliciting proxies.

The Company's Annual Report to Stockholders has been mailed to all persons who were stockholders as of the close of business on June 4, 2007. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

BY ORDER OF THE BOARD OF DIRECTORS

Paul D. Rutkowski
Chief Financial Officer and Corporate Secretary

Huntingdon Valley, Pennsylvania
June 12, 2007

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Appendix A

AUDIT COMMITTEE CHARTER

As adopted by the Board of Directors on February 20, 2007

I. Purposes of the Committee

The primary purpose of the Audit Committee (the "Committee") is oversight. The Committee shall assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee:

- Management's conduct of the Corporation's financial reporting process;
- The integrity of the financial statements and other financial information provided by the Corporation to the Securities and Exchange Commission (the "SEC") and the public;
- The Corporation's system of internal accounting and financial controls;
- The Corporation's compliance with legal and regulatory requirements;
- The performance of the Corporation's internal audit function;
- The independent auditors' qualifications, performance, and independence; and
- The annual independent audit of the Corporation's financial statements.

The Committee shall have direct authority and responsibility to appoint (subject to shareholder ratification), compensate, retain, and oversee the independent auditors.

The Committee shall also prepare the report that the SEC rules require be included in the Corporation's annual proxy statement.

The Corporation's management is responsible for preparing the Corporation's financial statements. The independent auditors are responsible for auditing those financial statements. Management and the independent auditors have more time, knowledge, and detailed information about the Corporation than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation's financial statements, or any professional certification as to the independent auditors' work, including with respect to auditor independence. Each member of the Committee shall be entitled to rely on the integrity of people and organizations from whom the Committee receives information and the accuracy of such information, including representations by management and the independent auditors regarding non-audit services provided by the independent auditors.

II. Committee Membership

The Committee shall have at least three members. The actual number of members shall be determined from time to time by resolution of the Board. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.

Each member of the Committee shall be financially literate within a reasonable period of time after appointment to the Committee and must be "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934.

III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Audit Committee, unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

Two members of the Committee shall constitute a quorum thereof. The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees to carry out such duties as the Committee may assign.

IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Appoint the independent auditors to audit the consolidated financial statements of the Corporation and its subsidiaries for the coming year; approve the engagement fees and terms; and recommend ratification of that appointment by the shareholders.

2. Pre-approve all audit and non-audit services to be provided by the independent auditors to the Corporation in accordance with the Committee's

policies and procedures, and regularly review (a) the adequacy of the Committee's policies and procedures for pre-approving the use of the independent auditors for audit and non-audit services with a view to auditor independence; (b) the audit and non-audit services pre-approved in accordance with the Committee's policies and procedures; and (c) fees paid to the independent auditors for pre-approved audit and non-audit services.

3. Regularly review with the independent auditors (a) the arrangements for and the scope of the independent auditors' audit of the Corporation's consolidated financial statements; (b) the results of the audit by the Corporation's independent auditors of the Corporation's consolidated financial statements; (c) any audit problems or difficulties encountered by the independent auditors and management's response; (d) any significant deficiency in the design or the operation of the Corporation's internal accounting controls identified by the independent auditors and any resulting recommendations; (e) all critical accounting policies and practices used by the Corporation; (f) all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures, and the treatment preferred by the independent auditors; and (g) other material written communications between the independent auditors and management. The Committee shall have ultimate authority to resolve any disagreement between management and the independent auditors regarding financial reporting.

4. Review major changes to the Corporation's auditing and accounting principles and practices based on advice of the independent auditors or management.

5. At least annually, obtain and review a report by the independent auditors describing (a) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) all relationships between the independent auditors and the Corporation consistent with Independence Standards Board Standard Number 1. The Committee shall discuss such report with the independent auditors, which may include issues that impact the independent auditors' qualifications, performance, or independence.

6. Evaluate, along with the other members of the Board and management, the qualifications, performance, and independence of the independent auditors, including the performance of the lead audit partner.

7. Monitor regular rotation of audit partners by the independent auditors as required by law.

8. The Committee, along with the other members of the Board, shall discuss with management and the independent auditors the audited financial statements to be included in the Corporation's Annual Report on Form 10-KSB, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Committee shall review and consider with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 ("SAS No. 61"), including deficiencies in internal controls, fraud, illegal acts, management judgments and estimates, audit adjustments, audit difficulties, and the independent auditors' judgments about the quality of the Corporation's accounting practices.

9. Discuss with the independent auditors and management the Corporation's interim financial results included in each quarterly report on Form 10-QSB, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Each such review shall include any matters required to be discussed by SAS No. 61.

10. Maintain and periodically review the Corporation's procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation, of concerns regarding questionable accounting or auditing matters.

11. Confer with management and the independent auditors as requested by any of them or by the Committee, at least annually, and review their reports with respect to the functioning, quality, and adequacy of programs for compliance with the Corporation's policies and procedures regarding business ethics, financial controls, internal auditing, and compliance with legal and regulatory requirements, including information regarding violations or probable violations of such policies.

12. Discuss from time to time the Corporation's earnings press releases.

13. Discuss from time to time the Corporation's policies with respect to risk assessment and risk management.

14. Maintain hiring policies for employees and former employees of the independent auditors.

15. Review with management at least annually, the activities, budget, staffing, and structure of the internal auditing function of the Corporation and its subsidiaries, including their evaluations of the performance of that function and any recommendations with respect to improving the performance of or strengthening of that function. As appropriate, the Committee shall review the reports of any internal auditor on a financial safeguard problem that has not

resulted in corrective action or has not otherwise been resolved to the auditor's satisfaction at any intermediate level of audit management.

16. From time to time, meet separately with management, the internal auditors, and the independent auditors to discuss issues warranting attention by the Committee.

17. Prepare any report or other disclosure by the Committee required to be included in any proxy statement for the election of the Corporation's directors under the rules of the SEC.

18. Take other such actions and do other such things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation. The Committee also has the authority to retain outside advisors, including legal counsel, auditors, or other experts, as it deems appropriate; to approve the fees and expenses of such advisors; and to incur such other ordinary administrative expenses as are necessary or appropriate in carrying out its duties.

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Appendix B

POLONIA BANCORP
COMPENSATION COMMITTEE CHARTER

Adopted by the Board of Directors on February 20, 2007.

Purpose

The Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Polonia Bancorp (the "Company") to discharge the Board's responsibilities relating to compensation of the Company's executives and directors. The Committee has overall responsibility for evaluating and approving executive and director compensation plans, policies and programs within this scope. Board approval is required for any changes to this Charter.

Organization

The Committee shall consist of no fewer than three members. The Board shall appoint the members and Chair of the Committee upon consideration of the recommendation of the Company's Nominating and Governance Committee.

The Board may, at any time, change the membership of the Committee and fill vacancies, subject to such new members satisfying the above requirements. The Committee will fix its own meeting schedules and rules of procedure consistent with this Charter, the Bylaws of the Company, the Corporate Governance Policy of the Company, and applicable laws and regulatory requirements.

Quorum

A majority of the members of the Committee present in person or by telephone, by means of which all persons participating in the meeting can hear each other, shall constitute a quorum. The Committee shall maintain minutes of its meetings and records relating to those meetings.

Duties and Responsibilities

1. The Committee shall review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the "CEO"), executive officers and inside directors. An "inside director" is defined as one who is an employee of the Company or Polonia Bank. The Committee will evaluate the performance in light of those goals and objectives, and set the CEO's, executive officers' and inside directors' compensation based on these evaluations;

2. The Committee shall annually review and make recommendations to the Board with respect to incentive compensation for the CEO. In determining the incentive

component of the CEO's compensation, the Committee shall consider the Company's performance, the value of similar incentive awards to CEOs at comparable companies, the effectiveness of the CEO as the primary representative of the Company and the awards given to the CEO in past years;

3. The Committee shall annually review and make recommendations to the Board with respect to incentive compensation for the executive officers and inside directors;

4. The Committee shall annually review and make recommendations to the Board as to the form and amount of compensation for directors, commensurate with their duties and responsibilities as directors, and provide a sufficient level of compensation necessary to attract and retain the highest quality individuals;

5. The Committee shall have responsibility for overseeing the administration of the Company's benefit programs;

6. With respect to the Company's equity-based compensation plans, the Committee shall approve grants. The Committee may delegate to the CEO all or part of the Committee's authority and duties with respect to grants to individuals who are not subject to the reporting requirements and other provisions of Section 16 of the Securities Exchange Act of 1934, as in effect from time to time;

7. The Committee shall make regular reports to the Board;

8. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval; and

9. The Committee shall conduct an annual evaluation of the Committee's performance in fulfilling its duties and responsibilities under this Charter.

Authority

The Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of compensation, and shall have sole authority to approve the consultant's fees and other retention terms. The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting, compensation or other advisors it deems necessary to assist it in discharging its duties. In connection therewith, the Committee shall be provided appropriate funding, as determined by the Committee.

Appendix C

POLONIA BANCORP
NOMINATING AND GOVERNANCE COMMITTEE CHARTER

Adopted by the Board of Directors on February 20, 2007.

Purpose

The Nominating and Governance Committee (the "Committee") of the Board of Directors (the "Board") of Polonia Bancorp (the "Company") is appointed by the Board (i) to identify individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend director nominees for the Company's next annual meeting; (ii) to recommend to the Board the corporate governance guidelines and policies applicable to the Company; (iii) to lead the Board in its annual self-evaluation and annual review of the Board's performance; (iv) to recommend to the Board director nominees for each committee; (v) to assess and make recommendations to the Board regarding the size and composition, scope, authority, responsibilities and reporting obligations of each committee to the Board; and (vi) together with the Executive Committee, to recommend a successor Chief Executive Officer ("CEO") and oversee the evaluation of the Board and management. Board approval is required for any changes to this Charter.

Organization

The Committee shall consist of no fewer than three members. If a vacancy occurs or the Committee becomes aware of a pending vacancy, the Committee shall recommend to the Board a qualified individual for appointment. Members of the Committee shall be appointed and replaced by the Board.

The Board may, at any time, change the membership of the Committee and fill vacancies, subject to such new members satisfying the above requirements. The Committee will fix its own meeting schedules and rules of procedure consistent with this Charter, the Bylaws of the Company, the Corporate Governance Policy of the Company, and applicable laws and regulatory requirements.

Quorum

A majority of the members of the Committee present in person or by telephone, by means of which all persons participating in the meeting can hear each other, shall constitute a quorum. The Committee shall maintain minutes of its meetings and records relating to those meetings.

Duties and Responsibilities

1. The Committee shall consider criteria for identifying and selecting individuals who may be nominated for election to the Board;

2. The Committee shall actively seek individuals qualified to become Board members for recommendation to the Board in accordance with the Company's Corporate Governance Policy and policies of the Committee;

3. The Committee shall annually provide the Board with an assessment of the Board's performance;

4. The Committee shall review the structure of the Board committees, recommend to the Board qualifications for membership on individual committees and recommend to the Board director candidates for membership on each committee;

5. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval;

6. The Committee shall annually review its own performance;

7. In the event of a vacancy in the office of the CEO, the Committee and the Executive Committee jointly will evaluate potential candidates and recommend a CEO successor to the full Board;

8. The Committee shall make regular reports to the Board concerning its activities; and

9. At least annually, the Committee shall (i) evaluate the size and composition of the Board and each committee in light of the operating requirements of the Company and existing corporate governance trends, including consideration of appropriate areas of expertise to be represented on the Board and each committee, and (ii) report its findings and any recommendations to the Board.

Annual Review of Corporate Governance Policy and Code of Ethics and Business Conduct

The Committee shall review the Company's Corporate Governance Policy on at least an annual basis and report to the Board any recommendations it may have in connection therewith, and such review shall be disclosed as required by applicable law. In addition, the Committee shall review on at least an annual basis the Company's Code of Ethics and Business Conduct and monitor that the principles described in the Code are incorporated into the Company's culture and business practices. The Committee shall have the sole power to grant any waivers from these policies or practices.

Authority

The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention items. In addition, the Committee shall have authority to obtain advice and assistance from internal or external legal, accounting or other advisors. In connection therewith, the Committee shall be provided appropriate funding, as determined by the Committee.

Appendix D

POLONIA BANCORP
2007 EQUITY INCENTIVE PLAN

ARTICLE 1
PURPOSE

The purpose of the Polonia Bancorp 2007 Equity Incentive Plan (the "Plan") is to promote the success, and enhance the value, of Polonia Bancorp (the "Company"), by linking the personal financial and economic interests of employees, officers and directors of the Company or any Affiliate (as defined below) to those of Company shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of employees, officers and directors upon whose judgment, interest and special effort the successful conduct of the Company's operation largely depends. Accordingly, the Plan permits the grant of equity incentive awards from time to time to selected employees, officers and directors of the Company and its Affiliates.

ARTICLE 2
DEFINITIONS

When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Article 2 unless the context clearly requires a different meaning. The following words and phrases shall have the following meanings:

"Affiliate" means an entity that directly or through one or more intermediaries controls, is controlled by or is under common control with, the Company, as determined by the Committee.

"Award" means any Option or Restricted Stock Award granted to a Participant under the Plan.

"Award Agreement" means a written document, in such form as the Committee prescribes from time to time, setting forth the terms and conditions of an Award.

"Board of Directors" means the Board of Directors of the Company.

"Change in Control" means the occurrence of any one of the following events:

(1) **Merger**: The Company merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation;

(2) **Acquisition of Significant Share Ownership**: A report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's voting securities, but this clause (2) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities;

(3) __Change in Board Composition:__ During any period of two consecutive years, individuals who constitute the Company's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's Board of Directors; provided, however, that for purposes of this clause (3), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period; or

(4) __Sale of Assets:__ The Company sells to a third party all or substantially all of its assets.

Notwithstanding anything in this Plan to the contrary, in no event shall the reorganization of Polonia Bank into the stock holding company form of organization constitute a "Change in Control" for purposes of this Plan; specifically by means of a full conversion of Polonia MHC, or any successor corporation, to the stock form of ownership under applicable regulations.

"Change in Control Price" means the highest price per share of Shares offered in conjunction with any transaction resulting in a Change in Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash) or, in the case of a Change in Control occurring solely by reason of a change in the composition of the Board of Directors, the highest Fair Market Value of the Shares on any of the thirty (30) trading days immediately preceding the date on which a Change in Control occurs.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the committee of the Board of Directors described in Article 4 of the Plan.

"Company" means Polonia Bancorp, or any successor corporation.

"Continuous Status as a Participant" means the absence of any interruption or termination of service as an employee, officer or director of the Company or any Affiliate, as applicable. Continuous service shall not be considered interrupted in the case of sick leave, military leave or any other absence approved by the Company or an Affiliate, in the case of transfers between payroll locations or between the Company, an Affiliate or a successor, or performance of services in an emeritus advisory or consulting capacity, provided, however, that for purposes of an Incentive Stock Option, "Continuous Status as a Participant" means the absence of any interruption or termination of service as an employee of the Company or any Affiliate, as applicable.

"Covered Employee" means a covered employee as defined in Section 162(m)(3) of the Code.

"Disability" shall mean any illness or other physical or mental condition of a Participant that renders the Participant incapable of performing his or her customary and usual duties for the Company or an Affiliate, or any medically determinable illness or other physical or mental condition resulting from a bodily injury, disease or mental disorder which, in the judgment of the Committee, is permanent and continuous in nature. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code.

"Effective Date" has the meaning assigned such term in Section 3.1 of the Plan.

"Eligible Participant" means an employee, officer or director of the Company or any Affiliate.

"Exchange" means any national securities exchange on which the Stock may from time to time be listed or traded.

"Fair Market Value" on any date, means (i) if the Stock is listed on an Exchange, the closing sales price on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on a securities exchange, Fair Market Value shall mean a price determined by the Committee in good faith on the basis of objective criteria.

"Grant Date" means the date an Award is made by the Committee.

"Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

"Non-Employee Director" means a director of the Company or an Affiliate who is not a common law employee of the Company or an Affiliate.

"Nonstatutory Stock Option" means an Option that is not an Incentive Stock Option.

"Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

"Parent or Subsidiary" means a "parent" or "subsidiary" as such terms are defined in Sections 424(e) and (f) of the Code.

"Participant" means a person who, as an employee, officer or director of the Company or any Affiliate, has been granted an Award under the Plan; provided, however, that in the case of the death of a Participant, the term "Participant" refers to a beneficiary designated pursuant to Article 9.4 of the Plan or the legal guardian or other legal representative acting in a fiduciary capacity on behalf of the Participant under applicable state law and court supervision.

"Plan" means the Polonia Bancorp 2007 Equity Incentive Plan, as amended from time to time.

"Restricted Stock Award" means Stock granted to a Participant under Article 8 of the Plan that is subject to certain restrictions and to risk of forfeiture.

"Shares" means shares of the Company's Stock. If there has been an adjustment or substitution pursuant to Article 10 of the Plan, the term "Shares" shall also include any shares of stock or other securities that are substituted for Shares or into which Shares are adjusted pursuant to Article 10 of the Plan.

"Stock" means the common stock of the Company, par value $0.01, and such other securities of the Company as may be substituted for Stock pursuant to Article 10 of the Plan.

"1933 Act" means the Securities Act of 1933, as amended from time to time.

"1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 3
EFFECTIVE TERM OF PLAN

3.1 EFFECTIVE DATE. The Plan shall be effective as of the date it is approved by the shareholders of the Company (the "Effective Date").

3.2 TERMINATION OF PLAN. The Plan shall terminate on the tenth anniversary of the Effective Date. The termination of the Plan on such date shall not affect the validity of any Award outstanding on the date of termination.

ARTICLE 4
ADMINISTRATION

4.1 COMMITTEE. The Plan shall be administered by a Committee appointed by the Board of Directors (which Committee shall consist of at least two disinterested directors) or, at the discretion of the Board of Directors from time to time, the Plan may be administered by the Board of Directors. It is intended that at least two of the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and "outside directors" (within the meaning of Code Section 162(m) and the regulations thereunder) and that any such members of the Committee who do not so qualify shall abstain from participating in any decision to make or administer Awards that are made to Eligible Participants who, at the time of consideration for such Award, (i) are persons subject to the short-swing profit rules of Section 16 of the 1934 Act, or (ii) are reasonably anticipated to become Covered Employees during the term of the Award. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board of Directors. The Board of Directors may reserve for itself any or all of the authority and responsibility of the Committee under the Plan or may act as administrator of the Plan for any and all purposes. To the extent the Board of Directors has reserved any authority and responsibility or during any time that the Board of Directors is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board of Directors. To the extent any action of the Board of Directors under the Plan conflicts with actions taken by the Committee, the actions of the Board of Directors shall control.

4.2 ACTION AND INTERPRETATIONS BY THE COMMITTEE. For purposes of administering the Plan, the Committee may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the Plan, as the Committee may deem appropriate. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties. Each member of the Committee is entitled, in good faith, to rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, the Company's or an Affiliate's independent certified public accountants, Company counsel or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

4.3 **AUTHORITY OF COMMITTEE.** Except as provided below, the Committee has the exclusive power, authority and discretion to:

(a) Grant Awards;

(b) Designate Participants;

(c) Determine the type or types of Awards to be granted to each Participant;

(d) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(e) Determine the terms and conditions of any Award granted under the Plan, including, but not limited to, the exercise price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

(f) Accelerate the vesting, exercisability or lapse of restrictions of any outstanding Award in accordance with Articles 9 and 10 of the Plan, based in each case on such considerations as the Committee in its sole discretion determines;

(g) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(h) Decide all other matters that must be determined in connection with an Award;

(i) Establish, adopt or revise any rules, regulations, guidelines or procedures as it may deem necessary or advisable to administer the Plan;

(j) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan; and

(k) Amend the Plan or any Award Agreement as provided herein.

Notwithstanding the above, the Board of Directors or the Committee may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, the Committee's authority under subsections (a) through (h) above, pursuant to a resolution that specifies the total number of Options or Restricted Stock Awards that may be granted under the delegation, provided that no officer may be delegated the power to designate himself or herself as a recipient of such Awards; and provided further that no delegation of its duties and responsibilities may be made to officers of the Company with respect to Awards to Eligible Participants who as of the Grant Date are persons subject to the short-swing profit rules of Section 16 of the 1934 Act, or who as of the Grant Date are reasonably anticipated to become Covered Employees during the term of the Award. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report to the Committee regarding the delegated duties and responsibilities.

4.4 AWARD AGREEMENTS. Each Award shall be evidenced by an Award Agreement. Each Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1 NUMBER OF SHARES. Subject to adjustment as provided in Article 10 of the Plan, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be 226,808.

5.2 SHARE COUNTING. To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any unissued Shares subject to the Award will again be available for issuance pursuant to Awards granted under the Plan.

5.3 STOCK DISTRIBUTED. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4 LIMITATION ON AWARDS. Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 10), the maximum number of Shares that may be delivered pursuant to Options under the Plan is 162,006 and the maximum number of Shares that may be delivered pursuant to Award of Restricted Stock under the Plan is 64,802. The maximum number of Shares with respect to which Options may be granted during any one calendar year under the Plan to any one Participant shall be 40,501.

ARTICLE 6
ELIGIBILITY

Awards may be granted only to Eligible Participants; except that Incentive Stock Options may be granted only to Eligible Participants who are employees of the Company or a Parent or Subsidiary of the Company.

ARTICLE 7
STOCK OPTIONS

7.1 GENERAL. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) **Exercise Price.** The exercise price of an Option shall not be less than the Fair Market Value as of the Grant Date.

(b) **Time and Conditions of Exercise.** The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(d) of the Plan. The Committee shall also determine the conditions, if any, that must be satisfied before all or part of an Option may be exercised or vested. The Committee may waive any exercise or vesting provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable or vested at an earlier date.

(c) **Payment.** The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, Shares, or other property (including "cashless exercise" arrangements), and the methods by which

Shares shall be delivered or deemed to be delivered to Participants.

(d) **Exercise Term.** In no event may any Option be exercisable for more than ten (10) years from the Grant Date.

7.2 **INCENTIVE STOCK OPTIONS.** The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a) **Lapse of Option.** Subject to any earlier termination provision contained in the Award Agreement, an Incentive Stock Option shall lapse upon the earliest of the following circumstances; provided, however, that the Committee may, prior to the lapse of the Incentive Stock Option under the circumstances described in subsections (3), (4) or (5) below, provide in writing that the Option will extend until a later date, but if an Option is so extended and is exercised after the dates specified in subsections (3) and (4) below, it will automatically become a Nonstatutory Stock Option:

(1) The expiration date set forth in the Award Agreement.

(2) The tenth anniversary of the Grant Date.

(3) Three (3) months after termination of the Participant's Continuous Status as a Participant for any reason other than the Participant's Disability or death.

(4) One (1) year after the Participant's Continuous Status as a Participant by reason of the Participant's Disability.

(5) One (1) year after the termination of the Participant's death if the Participant dies while employed, or during the three-month period described in paragraph (3) or during the one-year period described in paragraph (4), but before the Option otherwise lapses.

Unless the exercisability of the Incentive Stock Option is accelerated as provided in Articles 9 or 10 of the Plan, if a Participant exercises an Option after termination of employment, the Option may be exercised only with respect to the Shares that were otherwise vested on the Participant's termination of employment. Upon the Participant's death, any exercisable Incentive Stock Options may be exercised by the Participant's beneficiary, determined in accordance with Section 9.4 of the Plan.

(b) **Individual Dollar Limitation.** The aggregate Fair Market Value (determined as of the Grant Date) of all Shares with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00 (or any higher value as may be permitted under Section 422 of the Code).

(c) **Ten Percent Owners.** No Incentive Stock Option shall be granted to any individual who, at the Grant Date, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary unless the exercise price per share of such Option is at least one hundred and ten percent (110%) of the Fair Market Value per Share at the Grant Date and the Option expires no later than five (5) years after the Grant Date.

(d) **Expiration of Authority to Grant Incentive Stock Options.** No Incentive Stock Option may be granted pursuant to the Plan after the day immediately prior to the tenth anniversary of the date the Plan was approved by shareholders, or the termination of the Plan, if earlier.

(e) **Right to Exercise.** During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant's Disability, by the Participant's guardian or legal representative.

(f) **Eligible Grantees.** The Committee may not grant an Incentive Stock Option to a person who is not at the Grant Date an employee of the Company or of an Affiliate.

ARTICLE 8
RESTRICTED STOCK

8.1 GRANT OF RESTRICTED STOCK. The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee.

8.2 ISSUANCE AND RESTRICTIONS. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. Except as otherwise provided in an Award Agreement, the Participant shall have all of the rights of a shareholder with respect to the Restricted Stock.

8.3 FORFEITURE. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of Continuous Status as a Participant during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from death or disability or in connection with a Change in Control, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

8.4 DELIVERY OF RESTRICTED STOCK. Unless otherwise held in a trust and registered in the name of the trustee, reasonably promptly after the Grant Date with respect to shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of the Participant to whom the Restricted Stock was granted, evidencing such shares. Each such stock certificate shall bear the following legend:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the Polonia Bancorp 2007 Equity Incentive Plan and in the Award Agreement entered into between the registered owner of such shares and Polonia Bancorp or its Affiliates. A copy of the Plan and the Award Agreement is on file in the office of the Corporate Secretary of Polonia Bancorp."

Such legend shall not be removed until the Participant vests in such shares pursuant to the terms of the Plan and the Award Agreement. Each certificate issued pursuant to this Section 8.4, in connection with a Restricted Stock Award, shall be held by the Company or its Affiliates, unless the Committee determines otherwise.

8.5 VOTING RIGHTS. Unless otherwise determined by the Committee at the time of grant, a Participant holding Restricted Stock shall be entitled to exercise full voting rights with respect to those Shares during the restriction period.

8.6 DIVIDENDS AND OTHER DISTRIBUTIONS. During the restriction period, a Participant holding Restricted Stock may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares. Such dividends shall be paid to the Participant at times determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends that the Committee deems appropriate.

ARTICLE 9
GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1 STAND-ALONE AND TANDEM AWARDS. Awards granted under the Plan may, in the sole discretion of the Committee, be granted either alone or in addition to or, in tandem with, any other Award granted under the Plan.

9.2 TERM OF AWARD. The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option exceed a period of ten (10) years from its Grant Date (or, if Section 7.2(c) applies, five (5) years from its Grant Date).

9.3 LIMITS ON TRANSFER. No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or an Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or an Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if that Code section applied to an Award under the Plan; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be an option described in Code Section 422(b), and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, state or federal tax or securities laws applicable to transferable Awards.

9.4 BENEFICIARIES. Notwithstanding Section 9.3 of the Plan, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and the Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.5 STOCK CERTIFICATES. All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

9.6 ACCELERATION UPON DEATH OR DISABILITY. Except as otherwise provided in the Award Agreement, upon the Participant's death or Disability during his or her Continuous Status as a Participant, all of such Participant's outstanding Options and other Awards in the nature of rights that may be exercised shall become fully exercisable and all time-based vesting restrictions on the Participant's outstanding Awards shall lapse. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(b) of the Plan, the excess Options shall be deemed to be Nonstatutory Stock Options.

9.7 TERMINATION OF EMPLOYMENT. Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion and in accordance with the terms of the Plan, and any determination by the Committee shall be final and conclusive. A Participant's Continuous Status as a Participant shall not be deemed to terminate in a circumstance in which a Participant transfers from the Company to an Affiliate, transfers from an Affiliate to the Company, or transfers from one Affiliate to another Affiliate. To the extent that this provision causes Incentive Stock Options to extend beyond three months from the date a Participant is deemed to be an employee of the Company, a Parent or Subsidiary for purposes of Sections 424(e) and 424(f) of the Code, the Options held by such Participant shall be deemed to be Nonstatutory Stock Options.

ARTICLE 10
CHANGE IN CAPITAL STRUCTURE; CHANGE IN CONTROL

10.1 CHANGES IN CAPITAL STRUCTURE. In the event of a corporate event or transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the authorization limits under Article 5 shall be adjusted proportionately, and the Committee shall adjust the Plan and Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event of a subdivision of the outstanding stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding stock unto a lesser number of Shares, the authorization limits under Article 5 shall automatically be adjusted proportionately, and the Shares then subject to each Award shall automatically be adjusted proportionately without any change in the aggregate purchase price therefor.

10.2 ACCELERATED VESTING AND PAYMENT. Subject to the provisions of Section 10.3 of the Plan or as otherwise provided in the Award Agreement, in the event of a Change in Control, unless otherwise specifically prohibited under law or by the rules and regulations of an Exchange:

(a) Any and all Options granted hereunder shall become immediately exercisable; additionally, if a Participant's employment or service is involuntarily terminated or constructively terminated for any reason except cause within twelve (12) months of such Change in Control, the Participant shall have until the expiration of the term of the Option to exercise such Options;

(b) Any time-based and other restrictions imposed on Restricted Stock shall lapse; and

(c) The Committee shall have the ability to unilaterally determine that all outstanding Awards are cancelled upon a Change in Control, and the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreement, be paid out in cash in an amount based on the Change in Control Price within a reasonable time subsequent to the Change in Control.

10.3 ALTERNATIVE AWARDS. Notwithstanding Section 10.2 of the Plan, no cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Award shall be honored or assumed, or new rights substituted therefor (such honored, assumed or substituted Award hereinafter called an "Alternative Award") by any successor as described in Section 12.16 of the Plan; provided, however, that any such Alternative Award must:

(a) Be based on stock which is traded on an established U.S. securities market, or that the Committee reasonably believes will be so traded within sixty (60) days after the Change in Control;

(b) Provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award;

(c) Have substantially equivalent economic value to such Award (determined at the time of the Change in Control); and

(d) Have terms and conditions which provide that, in the event the Participant's employment is involuntarily terminated or constructively terminated, any conditions on a Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be.

ARTICLE 11
AMENDMENT, MODIFICATION AND TERMINATION

11.1 AMENDMENT, MODIFICATION AND TERMINATION. The Board of Directors or the Committee may, at any time and from time to time, amend, modify or terminate the Plan without shareholder approval; provided, however, that if an amendment to the Plan would, in the reasonable opinion of the Board of Directors or the Committee, either (i) materially increase the number of Shares available under the Plan, (ii) expand the types of awards under the Plan, (iii) materially expand the class of participants eligible to participate in the Plan, (iv) materially extend the term of the Plan, or (v) otherwise constitute a material change requiring shareholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of an Exchange, then such amendment shall be subject to shareholder approval; and provided, further, that the Board of Directors or Committee may condition any other amendment or modification on the approval of shareholders of the Company for any reason, including by reason of such approval being necessary or deemed advisable to (i) permit Awards made hereunder to be exempt from liability under Section 16(b) of the 1934 Act, (ii) comply with the listing or other requirements of an exchange, or (iii) satisfy any other tax, securities or other applicable laws, policies or regulations.

11.2 AWARDS PREVIOUSLY GRANTED. At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however:

(a) Subject to the terms of the applicable Award Agreement, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, or otherwise settled on the date of such amendment or termination (with the per-share value of an Option for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment or termination over the exercise price of such Award);

(b) The original term of an Option may not be extended without the prior approval of the shareholders of the Company;

(c) Except as otherwise provided in Article 10 of the Plan, the exercise price of an Option may not be reduced, directly or indirectly, without the prior approval of the shareholders of the Company; and

(d) No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant affected thereby. An outstanding Award shall not be deemed to be "adversely affected" by a Plan amendment if such amendment would not reduce or diminish the value of such Award determined as if the Award had been exercised, vested, or otherwise settled on the date of such amendment (with the per-share value of an Option for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment over the exercise or base price of such Award).

ARTICLE 12
GENERAL PROVISIONS

12.1 NO RIGHTS TO AWARDS; NON-UNIFORM DETERMINATIONS. No Participant or any Eligible Participant shall have any claim to be granted any Award under the Plan. Neither the Company, its Affiliates nor the Committee is obligated to treat Participants or Eligible Participants uniformly, and determinations made under the Plan may be made by the Committee selectively among Eligible Participants who receive, or are eligible to receive, Awards (whether or not such Eligible Participants are similarly situated).

12.2 NO SHAREHOLDER RIGHTS. Except as otherwise provided in this Plan or in an Award Agreement, no Award gives a Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

12.3 WITHHOLDING. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. If Shares are surrendered to the Company to satisfy withholding obligations in excess of the minimum withholding obligation, such Shares must have been held by the Participant as fully vested shares for such period of time, if any, as necessary to avoid variable accounting for the Option. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by withholding from the Award Shares having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes.

12.4 NO RIGHT TO CONTINUED SERVICE. Nothing in the Plan, in any Award Agreement or in any other document or statement made with respect to the Plan, shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant's employment or status as an officer, director or consultant at any time, nor confer upon any Participant any right to continue as an employee, officer, director or consultant of the Company or any Affiliate, whether for the duration of a Participant's Award or otherwise.

12.5 UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

12.6 RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Affiliate unless provided otherwise in such other plan.

12.7 EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Affiliates.

12.8 TITLES AND HEADINGS. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.9 GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.10 FRACTIONAL SHARES. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

12.11 GOVERNMENT AND OTHER REGULATIONS.

(a) Notwithstanding any other provision of the Plan, no Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of the rules and regulations of the Securities and Exchange Commission under the 1933 Act), sell such Shares, unless such offer and sale is made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirement of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b) Notwithstanding any other provision of the Plan, if at any time the Committee shall determine that the registration, listing or qualification of the Shares covered by an Award upon any Exchange or under any federal, state or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered or received pursuant to such Award unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any securities pursuant to the 1933 Act or applicable state law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement.

(c) Notwithstanding any other provision contained in the Plan, this Plan will comply with the requirements of 12 C.F.R. Section 575.8 and 12 C.F.R. Section 563b.500, including:

(i) No Options or Restricted Stock Awards granted to any Eligible Participant who is a common law employee may exceed twenty-five percent (25%) of the total amount of Options or Restricted Stock Awards, as applicable, available under the Plan;

(ii) No Options or Restricted Stock Awards granted to any individual Non-Employee Director may exceed five percent (5%) of the total amount of Options or Restricted Stock Awards, as applicable, available under the Plan;

(iii) The aggregate amount of Options or Restricted Stock Awards granted to all Non-Employee Directors may not exceed thirty percent (30%) of the total amount of Options or Restricted Stock Awards, as applicable, under the Plan; and

(iv) No single grant of Options or Restricted Stock Awards under the Plan may become exercisable or vest at a rate more quickly than twenty percent (20%) per year commencing one (1) year from the Grant Date.

12.12 GOVERNING LAW. To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of Pennsylvania.

12.13 ADDITIONAL PROVISIONS. Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided, however, that such other terms and conditions are not inconsistent with the provisions of the Plan.

12.14 INDEMNIFICATION. To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which such member may be a party or in which he or she may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit, or proceeding against him or her provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Charter or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify or hold them harmless.

12.15 NO LIMITATIONS ON RIGHTS OF COMPANY. Subject to Section 12.16 of the Plan, the grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume Awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer

Shares to an Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer such Shares to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

12.16 SUCCESSORS. Any obligations of the Company or an Affiliate under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or Affiliate, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company or Affiliate, as applicable.

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United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-KSB

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 0-52267

POLONIA BANCORP
(Name of small business issuer in its charter)

United States	**41-2224099**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania	**19006**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (215) 938-8800
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.01 per share
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
____

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-KSB or any amendment to this Form 10-KSB. _X

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X

The issuer recorded $219,000 in losses for its most recent fiscal year.

The aggregate market value of the voting and non-voting common equity held by non-affiliates at March 26, 2007 was $13.4 million, based upon the closing price of $10.00 as quoted on the OTC Electronic Bulletin Board for March 26, 2007. Solely for purposes of this calculation, the shares held by Polonia MHC and the directors and executive officers of the issuer are deemed to be held by affiliates.

As of March 26, 2007, the issuer had 3,306,250 shares of common stock outstanding.

Transitional Small Business Disclosure Format (check one): Yes ___ No _X

INDEX

This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of Polonia Bancorp (the "Company"), Polonia MHC and Polonia Bank (the "Bank"). These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Polonia Bancorp and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Polonia Bancorp was organized as a federal corporation at the direction of Polonia Bank (the "Bank"), in connection with the reorganization of the Bank from the mutual form of organization to the mutual holding company form of organization. The reorganization was completed on January 11, 2007. In the reorganization and related minority stock offering, Polonia Bancorp sold 1,487,813 shares of its common stock to the public and issued 1,818,437 shares of its common stock to Polonia MHC, the mutual holding company of the Bank. In addition, a contribution of $100,000 was made to capitalize Polonia MHC. Costs incurred in connection with the common stock offering of $1,043,000 were recorded as a reduction of the proceeds from the offering. Net proceeds from the common stock offering amounted to approximately $13,835,000.

As a result of the reorganization, Polonia Bancorp's business activities are the ownership of the outstanding capital stock of Polonia Bank and management of the investment of offering proceeds retained from the reorganization. Currently, Polonia Bancorp neither owns nor leases any property, but instead uses the premises, equipment and other property of Polonia Bank and pays appropriate rental fees, as required by applicable law and regulations. In the future, Polonia Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, or understandings, written or oral, to do so.

Polonia Bank was originally chartered in 1923 as a federally chartered savings and loan association under the name "Polonia Federal Savings and Loan Association." In 1996, Polonia Federal Savings and Loan Association changed its name to Polonia Bank.

The Company is headquartered in Huntingdon Valley and operates as a community-oriented financial institution dedicated to serving the financial services needs of consumers and businesses within our market areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using such funds to originate one-to four-family real estate and to a much lesser extent, multi-family and nonresidential real estate loans and home equity and consumer loans which we primarily hold for investment.

The Federal Deposit Insurance Corporation (the "FDIC"), through the Deposit Insurance Fund, insures the Bank's deposit accounts up to the applicable legal limits. The Bank is a member of the Federal Home Loan Bank ("FHLB") System.

Market Areas

We are headquartered in Huntingdon Valley, Pennsylvania, which is located in the northwest suburban area of metropolitan Philadelphia and is situated between Montgomery and Bucks Counties. In addition to our main office, we operate from four additional locations in Philadelphia County. Our four branch offices are located within the city of Philadelphia. We generate deposits through our five offices and conduct lending activities throughout the

Greater Philadelphia metropolitan area, as well as in southeastern Pennsylvania and southern New Jersey. The Philadelphia metropolitan area is the fourth largest in the United States (based on United States Census data for 2004) with an estimated population of 5.7 million. The city of Philadelphia is the fifth most populous city in the United States and the largest in population and area in the Commonwealth of Pennsylvania.

The Greater Philadelphia metropolitan area's economy is heavily based upon manufacturing, refining, food and financial services. The city is home to many Fortune 500 companies, including cable television and internet provider Comcast; insurance companies CIGNA and Lincoln Financial Group; energy company Sunoco; food services company Aramark; paper and packaging company Crown Holdings Incorporated; diversified producer Rohm and Haas Company; the pharmaceutical company Glaxo SmithKline; the helicopter division of Boeing Co.; and automotive parts retailer Pep Boys. The city is also home to many universities and colleges.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market areas and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the FDIC, we held less than 1% of the deposits in the Philadelphia metropolitan area. In addition, banks owned by large bank holding companies such as PNC Financial Services Group, Inc., Wachovia Corporation, Commerce Bancorp, Inc. and Citizens Financial Group, Inc. also operate in our market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market areas, and, to a lesser extent, from other financial service providers such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. Our loan portfolio consists primarily of one- to four-family residential real estate loans. To a much lesser extent, our loan portfolio includes multi-family and nonresidential real estate loans, home equity loans and consumer loans. We originate loans primarily for investment purposes. Currently, we only offer fixed-rate loan products. We intend to introduce adjustable-rate loan products, including home equity lines of credit in the future.

One- to Four-Family Residential Real Estate Loans. Our primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance existing homes. We offer fixed-rate mortgage loans with terms up to 30 years. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 95% at the time the loan is originated. Conventional loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. All borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone, before closing the loan.

Multi-Family and Nonresidential Real Estate Loans. On a limited basis, we offer fixed-rate mortgage loans secured by multi-family and nonresidential real estate. Our multi-family and nonresidential real estate loans are generally secured by apartment buildings, small office buildings and owner-occupied properties. In addition to originating these loans, we also participate in loans with other financial institutions located primarily in the Commonwealth of Pennsylvania. Such participations include adjustable-rate mortgage loans originated by other institutions.

We originate fixed-rate multi-family and nonresidential real estate loans with terms up to 30 years. These loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value at the time the loan is originated.

Home Equity Loans and Lines of Credit. We currently offer home equity loans with fixed interest rates for terms up to 15 years and maximum combined loan to value ratios of 80%. During 2006 we participated in a portion of a home equity line of credit. We anticipate offering home equity lines of credit with a maximum loan to value ratio of 80% and adjustable interest rates tied to a market index in our market area during 2007.

Consumer Loans. We currently offer consumer loans in the form of education loans and, to a much lesser extent, loans secured by savings accounts or time deposits and secured personal loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We offer education loans under the Federal Family Education Loan Program. Interest on these loans is an annual variable rate which currently may not exceed 9.0%. Such loans have terms of at least 10 years but no more than 15 years to repay their loans. An extended repayment plan is available in some circumstances. Those loans are insured against default by the Pennsylvania Higher Education Assistance Agency.

We offer consumer loans secured by deposit accounts with fixed interest rates and terms up to five years.

Loan Underwriting Risks

Multi-Family and Nonresidential Real Estate Loans. Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family and nonresidential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25x. Environmental surveys are obtained when circumstances suggest the possibility of the presence of hazardous materials.

We underwrite all loan participations to our own underwriting standards. In addition, we also consider the financial strength and reputation of the lead lender. To monitor cash flows on loan participations, we require the lead lender to provide annual financial statements for the borrower. We also conduct an annual internal loan review for all loan participations.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We advertise in newspapers that are widely circulated in Montgomery, Bucks and Philadelphia Counties. Accordingly, when our rates are competitive, we attract loans from throughout Montgomery, Bucks and Philadelphia Counties. We occasionally purchase loans and participation interests in loans. We generally originate loans for portfolio and infrequently sell loans.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. A loan committee consisting of officers of Polonia Bank has authority to approve all conforming one- to four-family loans and education loans. Designated loan officers have the authority to approve savings account loans. All other loans, generally consisting of non-conforming one- to four-family loans, jumbo loans, commercial real estate and employee loans must be approved by the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15% of our stated capital and reserves. At December 31, 2006, our general regulatory limit on loans to one borrower was $1.8 million. At that date, our largest lending relationship was $1.7 million and was secured by two one-to-four family properties. These loans were performing in accordance with their original terms at December 31, 2006.

Loan Commitments. We issue commitments for fixed-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our mortgage loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, mortgage-backed securities, deposits at the Federal Home Loan Bank ("FHLB") of Pittsburgh and time deposits of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. We also are required to maintain an investment in FHLB of Pittsburgh stock. While we have the authority under applicable law to invest in derivative securities, our investment policy does not permit this investment. We had no investments in derivative securities at December 31, 2006.

At December 31, 2006, our investment portfolio totaled $45.7 million and consisted primarily of U.S. Government sponsored entity securities and mortgage-backed securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy and appointment of the Asset/Liability and Investment Committee. Individual investment transactions are reviewed and ratified by our board of directors monthly.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of the Commonwealth of Pennsylvania. Deposits are attracted, by advertising and through our website, from within our market areas through the offering of a broad selection of deposit instruments, including non-interest-bearing demand accounts (such as checking accounts), interest-bearing accounts (such as NOW and money market accounts), regular savings accounts and time deposits. Generally, we do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the middle to high-end of the market for rates on all types of deposit products.

Borrowings. We utilize advances from the FHLB of Pittsburgh to supplement our supply of funds for lending and investment. The FHLB functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

Personnel

As of December 31, 2006, we had 40 full-time employees and 4 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

Polonia Bank has two wholly-owned subsidiaries, Polonia Bank Mutual Holding Company ("PBMHC"), a Delaware corporation, and Community Abstract Agency LLC, a Pennsylvania limited liability company. PBMHC was formed in 1997 to hold certain assets and conduct certain investment activities of Polonia Bank. Community Abstract Agency LLC was formed in 1999 to provide title insurance services.

Risk Factors

We had operating losses during our last two full fiscal years. Continued losses will have an adverse impact on our stock price.

We had net operating losses of $219,000 and $651,000 for the years ended December 31, 2006 and 2005, respectively. The primary reasons for the operating losses were non-recurring transactions related to the restructuring of our investment portfolio which commenced in 2005 and due to the recognition of an other-than-temporary impairment related to the market value of mutual fund securities. Additionally, our net income was adversely affected by a $251,000 prepayment penalty incurred in connection with the prepayment of an $11.0 million, 5.59% Federal Home Loan Bank advance in 2005. We incurred non-recurring restructuring charges of $167,000 and $640,000 for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, our return on average assets was negative 0.13%.

We are subject to a Part 570 Notice by the Office of Thrift Supervision and our failure to comply with that Notice may result in further regulatory enforcement actions, including restrictions on our operations.

On December 7, 2001, we were issued a Part 570 Notice of Deficiency and Directive for Submission of a Safety and Soundness Compliance Plan by the Office of Thrift Supervision. As part of this notice, the Office of Thrift Supervision determined that we failed to satisfy safety and soundness standards for earnings contained in the Part 570 Guidelines of the Office of Thrift Supervision Regulations. The Office of Thrift Supervision required us to submit an acceptable safety and soundness compliance plan ("Compliance Plan") outlining our proposed actions to address our poor earnings performance and related financial ratios. As part of the Compliance Plan, we were required to submit a 3-year business plan providing for more stable and sustainable sources of core income and indicating we would be supported by capital levels commensurate with the risks of our operations. Moreover, we were required to prepare a budget corresponding to the business plan's goals and objectives and to devise a system to monitor our performance against the budget.

In conjunction with the Part 570 Notice, the Office of Thrift Supervision designated us a "troubled institution." Such designation requires Polonia Bank to pay increased assessment fees to the Office of Thrift Supervision and increases the deposit insurance premiums paid to the Federal Deposit Insurance Corporation. Further, such designation generally requires our regulators to undertake additional procedures when considering applications we submit, such as for the establishment of new branches, for acquisitions or for certain dividend payments, which may result in a delay in the processing, or a denial, of our applications.

In response to the Part 570 Notice, on January 28, 2002, we submitted a Compliance Plan (as supplemented on April 1, 2002) that was approved on May 17, 2002. On April 9, 2004, the Office of Thrift Supervision approved an Amended Compliance Plan, dated March 17, 2004, which established four new financial targets to be achieved during fiscal years 2004, 2005 and 2006. During 2004, 2005 and 2006, we did not meet any of our performance goals, except for our net interest margin goal, which were met in every quarter since the adoption of the Compliance Plan except one.

We are still subject to the Part 570 Notice and our compliance with its requirements is currently being evaluated. If we fail to comply with the Part 570 Notice in a manner unsatisfactory to the Office of Thrift Supervision, it can take additional, and possibly more severe, enforcement action against us, including issuing an Order to Cease and Desist. Moreover, they can impose restrictions on our operations, which would negatively affect our ability to implement our operating strategy and negatively affect our profitability.

A downturn in the local economy or a decline in real estate values could hurt our earnings.

Nearly all of our real estate loans are secured by real estate in the Philadelphia metropolitan area. As a result of this concentration, a downturn in the local economy could cause significant increases in nonperforming loans, which would hurt our earnings. In recent years, there has been a significant increase in real estate values in our market area. As a result of rising home prices, our loans have been well-collateralized. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. For a discussion of our market areas, see "*Our Business—Market Areas*."

Rising interest rates may hurt our earnings and asset value.

Since June 30, 2004, the U.S. Federal Reserve has increased its target for the federal funds rate seventeen times, from 1.00% to 5.25%. While these short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has had a negative impact on our interest rate spread and net interest margin and, if short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we will continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. During the year ended December 31, 2006, our net interest spread and net interest margin were 2.67% and 2.78%, respectively, compared to 2.93% and 2.99% during the same period in 2005. Although assets, loans and deposits are projected to experience growth in each of the next three years, our net interest margin is expected to increase only modestly and remain lower than a comparable peer group during those three years.

Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity. Based on information we provide to the OTS, assuming 100, 200 and 300 basis point increases in interest rates, our net portfolio value would experience declines of 16.0%, 33.0% and 50.0%, respectively, at December 31, 2006. For further discussion of how changes in interest rates could impact us, see "*Management's Discussion and Analysis of Results of Operations and Financial Condition—Risk Management—Interest Rate Risk Management*."

A significant percentage of our assets are invested in securities which typically have a lower yield than our loan portfolio.

Our results of operations are substantially dependant on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. At December 31, 2006, 22.5% of our assets were invested in investment and mortgage-backed securities. These investments yield substantially less than the loans we hold in our portfolio. While we have recently restructured our investment portfolio to increase our investment in higher yielding securities and, depending on market conditions, intend to invest a greater proportion of our assets in loans with the goal of increasing our net interest income, there can be no assurance that we will be able to increase the origination or purchase of loans acceptable to us or that we will be able to successfully implement this strategy.

Strong competition within our market areas could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of December 31, 2006, we held less than 1.0 % of the deposits in the Philadelphia metropolitan area. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market areas. For more information about our market areas and the competition we face, see *"Our Business—Market Areas"* and *"Our Business—Competition."*

Our cost of operations is high relative to our assets. Our failure to maintain or reduce our operating expenses could hurt our profits.

Our operating expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment expense, professional fees and data processing expense, totaled \$5.4 million and \$5.5 million for the years ended December 31, 2006 and 2005, respectively. Our ratio of non-interest expense to average total assets was 3.17% for the years ended December 31, 2006 and 2005. The failure to reduce our expenses could hurt our profits.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the OTS, our primary federal regulator, and by the FDIC, as insurer of our deposits. Polonia MHC, Polonia Bancorp and Polonia Bank are all subject to regulation and supervision by the OTS. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Polonia Bank rather than for holders of Polonia Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Additional expenses from new stock-based benefit plans will adversely affect our profitability.

Our non-interest expenses are likely to increase as a result of recognizing additional annual employee compensation and benefit expenses stemming from the shares purchased or granted to employees and executives under new benefit plans. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation and benefit expenses because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future; however, we expect them to be material. We recognize expenses for our employee stock ownership plan when shares are committed to be released to participants' accounts and would recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients.

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements.

As a public reporting company, the federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. These obligations will increase our operating expenses and could divert our management's attention from our operations. Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to improve our internal controls and procedures and upgrade our accounting systems.

Our low return on equity may negatively impact the value of our common stock.

Return on equity, which equals net income divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies. For the year ended December 31, 2006, our annualized return on equity was negative 1.87%. Over time, we intend to use the net proceeds from our recent stock offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held subsidiaries of mutual holding companies. This goal could take a number of years to achieve, and we cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity.

Issuance of shares for benefit programs may dilute your ownership interest in the shares issued to persons other than Polonia MHC.

We intend to adopt an equity incentive plan following the reorganization. If stockholders approve the new equity incentive plan, we intend to issue shares to our officers and directors through this plan. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares issued to persons other than Polonia MHC could be diluted by up to approximately 1.92%, assuming awards of common stock equal to 1.96% of the shares issued in the offering, including shares issued to Polonia MHC, are awarded under the plan. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares issued to persons other than Polonia MHC could be diluted by up to approximately 4.67%, assuming stock option grants equal to 4.90% of the shares issued in the reorganization, including shares issued to Polonia MHC, are granted under the plan.

Polonia MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Polonia MHC owns a majority of Polonia Bancorp's common stock and, through its board of directors, is able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Polonia Bancorp and Polonia Bank also manage Polonia MHC. As a federally chartered mutual holding company, the board of directors of Polonia MHC must ensure that the interests of depositors of Polonia Bank are represented and considered in matters put to a vote of stockholders of Polonia Bancorp. Therefore, the votes cast by Polonia MHC may not be in your personal best interests as a stockholder. For example, Polonia MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Polonia Bancorp. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Polonia MHC since such transactions also require, under federal corporate law, the approval of at least two-thirds of all outstanding voting stock which can only be achieved if Polonia MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since, on a fully converted basis most full stock institutions tend to trade at higher multiples than mutual holding companies. Stockholders could, however, prevent a second step conversion or the implementation of equity incentive plans as under current Office of Thrift Supervision regulations and policies, such matters also require the separate approval of the stockholders other than Polonia MHC.

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Polonia Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has resulted in a degree of takeover speculation for mutual holding companies that is reflected in the per share price of mutual holding companies' common stock. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected. In addition, Office of Thrift Supervision regulations prohibit, for three years following completion of the offering, the acquisition of more than 10% of any class of equity security issued by us without the prior approval of the Office of Thrift Supervision.

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the reorganization, no person, acting alone, together with associates or in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Polonia Bancorp's charter provides that, for a period of five years from the date of the reorganization, no person, other than Polonia MHC, may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Polonia Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These factors make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

Regulation and Supervision

General

As a federal mutual holding company, Polonia MHC is required by federal law to report to, and otherwise comply with the rules and regulations of, the OTS. Polonia Bancorp as a federally chartered corporation, is also subject to reporting to and regulation by the OTS. Polonia Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. Polonia Bank is a member of the FHLB System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. Polonia Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on Polonia MHC, Polonia Bancorp, Polonia Bank and their operations. Certain regulatory requirements applicable to Polonia MHC, Polonia Bancorp and Polonia Bank are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Polonia MHC, Polonia Bancorp and Polonia Bank and is qualified in its entirety by reference to the actual statutes and regulations.

Holding Company Regulation

General. Polonia MHC and Polonia Bancorp are federal savings and loan holding companies within the meaning of federal law. As such, Polonia MHC and Polonia Bancorp are registered with the OTS and are subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Polonia MHC and Polonia Bancorp and their non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Polonia Bank.

Activities Restrictions Applicable to Mutual Holding Companies. Pursuant to federal law and OTS regulations, a mutual holding company, such as Polonia MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, unless the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the OTS.

The Gramm-Leach Bliley Act of 1999 was designed to modernize the regulation of the financial services industry by expanding the ability of bank holding companies to affiliate with other types of financial services companies such as insurance companies and investment banking companies. The legislation also expanded the activities permitted for mutual savings and loan holding companies to also include any activity permitted a "financial holding company" under the legislation, including a broad array of insurance and securities activities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the OTS from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test set forth in federal law, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution's failure to so qualify.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Polonia Bank must notify the OTS 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Stock Holding Company Subsidiary Regulation. The OTS has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization, where Polonia Bancorp is the stock holding company subsidiary of Polonia MHC. Under these rules, Polonia Bancorp holds all the shares of Polonia Bank and issues the majority of its own shares to Polonia MHC. In addition, Polonia Bancorp is permitted to engage in activities that are permitted for Polonia MHC subject to the same terms and conditions. Finally, OTS regulations maintain that Polonia Bancorp must be federally chartered for supervisory reasons.

Waivers of Dividends. OTS regulations require mutual holding companies to notify the OTS if they propose to waive receipt of dividends from their stock holding company subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that their waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. We anticipate that Polonia MHC will waive dividends that Polonia Bancorp may pay, if any.

Conversion of Polonia MHC to Stock Form. OTS regulations permit Polonia MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the Board of Directors has no present intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Polonia Bancorp, Polonia MHC's corporate existence would end and certain depositors of Polonia Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Polonia MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than Polonia MHC own the same percentage of common stock in the new holding company as they owned in Polonia Bancorp immediately before conversion. The total number of shares held by stockholders other than Polonia MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of the Company. Under the Federal Change in Control Act , a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings institution. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the Change in Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings banks are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings institutions, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2006, Polonia Bank met each of its capital requirements.

The following table presents Polonia Bank's capital position at December 31, 2006.

	Capital		Excess
	Actual	**Required**	**(Deficiency)**
Tangible	$12,078	$4,086	$7,992
Tier 1/Leverage	12,078	8,171	3,907
Tier 1/Risk-based....	12,078	3,527	8,551
Total/Risk-based.....	12,782	7,054	5,728

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. Polonia Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. Polonia Bank's one-time credit is expected to approximate $143,000. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ending December 31, 2006 averaged 1.28 basis points of assessable deposits.

The Reform Act provided the FDIC with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2007.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Polonia Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of Polonia Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions a, savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2006, Polonia Bank maintained 90.3% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Polonia Bank, it is a subsidiary of a holding company. In the event Polonia Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, Polonia Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Persons. Polonia Bank's authority to engage in transactions with "affiliates" (*e.g.*, any entity that controls or is under common control with an institution, including Polonia MHC, Polonia Bancorp and their non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by Polonia Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, Polonia Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans Polonia Bank may make to insiders based, in part, on Polonia Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution's (including consolidated subsidiaries) total assets, condition and complexity of portfolio. The OTS assessments paid by Polonia Bank for the fiscal year ended December 31, 2006 totaled $78,000.

Federal Home Loan Bank System

Polonia Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. Polonia Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB. Polonia Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2006 of $935,000.

The FHLBs are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future FHLB advances increased, Polonia Bank's net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Polonia Bank complies with the foregoing requirements.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. For its 2006 year, Polonia Bancorp's maximum federal income tax rate was 34%.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $1.4 million of our accumulated bad debt reserves would not be recaptured into taxable income unless Polonia Bank makes a "non-dividend distribution" to Polonia Bancorp as described below.

Distributions. If Polonia Bank makes "non-dividend distributions" to Polonia Bancorp, the distributions will be considered to have been made from Polonia Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from Polonia Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Polonia Bank's taxable income. Non-dividend distributions include distributions in excess of Polonia Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of Polonia Bank's current or accumulated earnings and profits will not be so included in Polonia Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Polonia Bank makes a non-dividend distribution to Polonia Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Polonia Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Pennsylvania Taxation. Polonia Bancorp is subject to the Pennsylvania Corporate Net Income Tax, Capital Stock and Franchise Tax. The Corporation Net Income Tax rate for 2007 is 9.9% and is imposed on unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed on a corporation's capital stock value at a statutorily defined rate, such value being determined in accordance with a fixed formula based upon average net income and net worth. Polonia Bank is subject to tax under the Pennsylvania Mutual Thrift Institutions Tax Act, as amended to include thrift institutions having capital stock. Pursuant to the Mutual Thrift Institutions Tax, the tax rate is 11.5%. The Mutual Thrift Institutions Tax exempts Polonia Bank from other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The Mutual Thrift Institutions Tax is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The Mutual Thrift Institutions Tax, in computing income according to generally accepted accounting principles, allows for the deduction of interest earned on state and federal obligations, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of Polonia Bank. Net operating losses, if any, thereafter can be carried forward three years for Mutual Thrift Institutions Tax purposes.

ITEM 2. DESCRIPTION OF PROPERTY

We conduct our business through our main office and branch offices. The net book value of our land, buildings, furniture, fixtures and equipment was $4.9 million as of December 31, 2006. The following table sets forth certain information relating to these facilities as of December 31, 2006.

Location	Original Year Leased or Acquired	Leased, Licensed or Owned	Net Book Value of Property or Leasehold Improvements at December 31, 2006 (In thousands)
Main/Executive Office:			
3993 Huntingdon Pike .... Huntingdon Valley, Pennsylvania 19006	1996	Owned	$2,561
Branch Offices:			
2646 East Allegheny Avenue .... Philadelphia, Pennsylvania 19134	1970	Owned	$1,448
2133 Spring Garden Street............ Philadelphia, Pennsylvania 19130	1979	Owned	$337
2628 Orthodox Street............ Philadelphia, Pennsylvania 19137	1999	Owned	$129
8000 Frankford Avenue............ Philadelphia, Pennsylvania 19136	1992	Owned	$444

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Polonia Bancorp is traded on the OTC Electronic Bulletin Board under the symbol "PBCP.OB." The Company completed its initial public offering on January 11, 2007 and commenced trading on January 16, 2007. Because the Company's stock did not begin trading until after the end of the fiscal year, there is no information for high and low sale prices for the year ended December 31, 2006. The closing price of our common stock on January 17, 2007 and March 26, 2007 was $10.15 and $10.00, respectively. As of February 28, 2007 there were approximately 241 holders of record of the Company's common stock.

The effective date of the Registration Statement on Form SB-2 (File No. 333-135643) was November 13, 2006. The offering was consummated on January 11, 2007 with the sale of 1,487,813 securities registered pursuant to the Registration Statement. Sandler O'Neill & Partners, L.P. acted as marketing agent for the offering. The class of securities registered was common stock, par value $0.01 per share. The aggregate amount of such securities registered and sold was 1,487,813 shares for aggregate offering proceeds of $14.9 million. The expenses incurred to date in connection with the stock offering are $1.0 million, including expenses paid to and for underwriters of $233,000, attorney and accounting fees of $472,000 and other expenses of $295,000. The net proceeds resulting from the offering after deducting expenses were $13.8 million. The net proceeds have been invested in loans and cash and cash equivalents.

Polonia Bancorp is not subject to OTS regulatory restrictions on the payment of dividends. However, Polonia Bancorp's ability to pay dividends may depend, in part, upon its receipt of dividends from Polonia Bank because Polonia Bancorp has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. Polonia Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with its reorganization. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. Based on the results of fiscal 2004, 2005 and 2006, Polonia Bank would not be permitted to dividend funds to Polonia Bancorp without OTS approval.

As of December 31, 2006, Polonia Bancorp satisfied all prescribed capital requirements. Future dividend payments will depend on the Company's profitability, approval by its Board of Directors and prevailing OTS regulations. To date, we have not declared any cash dividends.

Since completion of the offering on January 11, 2007, we have not repurchased any of our common stock and have no publicly announced repurchase plans or programs.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Because Polonia Bancorp was not yet formed at December 31, 2006, this discussion and analysis reflects the financial statements of the Bank and other relevant statistical data, and is intended to enhance your understanding of the financial condition and results of operations of the Bank. The information in this section has been derived from the Bank's audited financial statements, which appear beginning on page F-1.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and FHLB borrowings. Other significant sources of pre-tax income are service charges on deposit accounts and other loan fees (including loan brokerage fees and late charges). In addition, we recognize income or losses from the sale of investments in years that we have such sales.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and value of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Expenses. The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, marketing expenses and various other miscellaneous expenses.

Salaries and employee benefits consist primarily of: salaries and wages paid to our employees; payroll taxes; and expenses for health insurance and other employee benefits. We anticipate additional annual employee compensation expenses in fiscal 2007 and beyond stemming from the adoption of an equity incentive plan. We cannot determine the actual amount of the share-based compensation at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years. Leasehold improvements are amortized over the useful life of the asset or the term of the lease.

Marketing expenses include expenses for advertisements, promotions, third-party marketing services and premium items.

Regulatory fees and deposit insurance premiums are primarily payments we make to the FDIC for insurance of our deposit accounts.

Other expenses include expenses for supplies, telephone and postage, data processing, contributions and donations, director and committee fees, insurance and surety bond premiums and other fees and expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses, deferred income taxes and other-than-temporary impairment of securities.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover probable incurred credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; the value of collateral; and the determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see note 3 of the notes to the consolidated financial statements included in this annual report on Form 10-KSB.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Other-Than-Temporary Impairment of Securities. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," FASB Staff Position (FSP) 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Benefits," and Staff Accounting Bulletin 59, "Noncurrent Marketable Equity Securities," require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the materiality of the decline, its effect on the financial statements and the probability, extent and timing of a valuation recovery and the company's intent and ability to hold the security. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors or (2) market-related factors, such as interest rates or equity market declines. Declines in the fair value of securities below their costs that are deemed to be other than temporary are recorded in earnings as realized losses.

Selected Financial Data

The following tables set forth selected financial and other data of the Bank for the periods and at the dates indicated. The information should be read in conjunction with the Consolidated Financial Statements and Notes beginning on page F-1.

	2006	2005
	(Dollars in thousands)	
Financial Condition Data:		
Total assets	$203,374	$173,580
Securities available-for-sale	45,681	58,308
Loans receivable, net	111,923	96,905
Cash and cash equivalents	31,866	3,766
Deposits	157,722	142,007
Short term borrowings	–	3,500
Other borrowings	6,245	13,409
Total retained earnings	11,777	12,028
Book value per common share	N/A	N/A
Operating Data:		
Interest income	$ 8,590	$ 8,229
Interest expense	4,240	3,480
Net interest income	4,350	4,749
Provision for loan losses	58	–
Net interest income after provision for loan losses	4,292	4,749
Non-interest income (loss)	650	(53)
Non-interest expense	5,363	5,487
Income (loss) before income taxes	(421)	(791)
Provision for income taxes	(202)	(140)
Net income (loss)	(219)	(651)
Basic and diluted earnings (loss) per share	N/A	N/A
Performance Ratios:		
Return on average assets	(0.13)%	(0.38)%
Return on average equity	(1.87)	(4.98)
Interest rate spread(1)	2.67	2.93
Net interest margin(2)	2.78	2.99
Noninterest expense to average assets	3.17	3.17
Efficiency ratio(3)	107.26	116.84
Average interest-earning assets to average interest-bearing liabilities	104.04	102.84
Average equity to average assets	6.91	7.56
Capital Ratios (4):		
Tangible capital	5.91	7.04
Core capital	5.91	7.04
Total risk-based capital	14.49	16.38

	2006	2005
	(Dollars in thousands)	
Asset Quality Ratios:		
Allowance for loan losses as a percent of total loans	0.62%	0.67%
Allowance for loan losses as a percent of nonperforming loans	253.65	229.23
Net charge-offs (recoveries) to average outstanding loans during the period	0.01	0.04
Non-performing loans as a percent of total loans	0.24	0.29
Other Data:		
Number of:		
Real estate loans outstanding	939	928
Deposit accounts	10,942	11,429
Full-service offices	5	5

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) Ratios are for Polonia Bank.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We primarily originate one- to four-family residential loans. To a much lesser extent, we originate multi-family and nonresidential real estate loans and home equity and consumer loans. At December 31, 2006, our ratio of loans to total assets was 55.0%.

The largest segment of our loan portfolio is one-to four-family residential loans. At December 31, 2006, these loans totaled $100.2 million and represented 88.8% of total loans, compared to $88.9 million, or 91.0% of total loans, at December 31, 2005. The size of our one- to four-family residential loan portfolio increased during the year ended December 31, 2006 due primarily to an increase in the amount of originations throughout our lending territory.

Home equity loans totaled $4.2 million and represented 3.8% of total loans at December 31, 2006, compared to $2.6 million, or 2.6% of total loans at December 31, 2005. Home equity loans increased $1.6 million, or 62.0% during the year ended December 31, 2006. Home equity lines of credit totaled $980,000 and represented 0.8% of total loans at December 31, 2006. We had no home equity lines of credit outstanding at December 31, 2005.

Multi-family and commercial real estate loans totaled $5.2 million and represented 4.6% of total loans at December 31, 2006, compared to $3.6 million, or 3.7% of total loans, at December 31, 2005. Multi-family and commercial real estate loans increased $1.6 million, or 44.4%, during the year ended December 31, 2006.

Consumer loans totaled $2.2 million and represented 1.9% of total loans at December 31, 2006 compared to $2.7 million, or 2.8% of total loans at December 31, 2005. The $500,000, or 18.7%, decrease during the year ended December 31, 2006 was due primarily to declines in education loan originations during 2006.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31, 2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family	$100,152	88.84%	$88,873	90.96%
Multi-family and commercial real estate	5,212	4.62	3,563	3.65
Home equity loans and lines of credit	5,209	4.62	2,558	2.61
Total real estate loans	$110,573	98.08	$94,994	97.22
Consumer:				
Education	$ 2,137	1.90	$ 2,679	2.74
Loans on savings accounts	27	0.02	38	0.04
Other	1	–	2	–
Total consumer loans	2,165	1.90	2,719	2.78
Total loans	112,738	100.00%	97,713	100.00%
Discount on loans purchased	120		157	
Allowance for loan losses	695		651	
Loans, net	$111,923		$96,905	

The following table sets forth certain information at December 31, 2006 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One-to Four-Family Real Estate Loans	Multi-Family and Commercial Real Estate Loans	Home Equity Loans and Lines of Credit	Consumer Loans	Total Loans
	(Dollars in thousands)				
Amounts due in:					
One year or less	$ 504	$ 277	$ 12	$ 768	$ 1,561
More than one to five years	912	1,885	287	537	3,621
More than five years	98,736	3,050	4,910	860	107,556
Total	$100,152	$5,212	$5,209	$2,165	$112,738

The following table sets forth the dollar amount of all loans at December 31, 2006 that are due after December 31, 2007. All loans have fixed interest rates.

	Total
Real Estate Loans:	
One- to four-family	$ 99,648
Multi-family and commercial real estate	4,935
Home equity loans and lines of credit	5,197
Consumer loans	$ 1,397
Total	$111,177

The following table shows loan origination, participation and purchase activity during the periods indicated.

	Year Ended December,	
	2006	2005
	(Dollars in thousands)	
Total loans at beginning of period	$ 97,713	$97,402
Loans originated:		
Real estate loans:		
One-to four-family	21,947	13,346
Multi-family and commercial real estate	1,606	338
Home equity loans and lines of credit	3,537	878
Consumer	477	691
Total loans originated	27,567	15,253
Loans purchased	3,581	1,778
Deduct:		
Real estate loan principal repayments	(16,123)	(16,720)
Net loan activity	15,025	311
Total loans at end of period	$112,738	$97,713

Securities. Our securities portfolio consists primarily of U.S. Government-sponsored entity securities and mortgage-backed securities. During 2005, we restructured our securities portfolio by selling lower yielding securities to improve our yield. In 2005, we sold $30.0 million of corporate bonds, equity securities and U.S. Government-sponsored entity securities and purchased $35.0 million of mortgage-backed securities, with such sales resulting in $453,000 of losses during 2005. As a result, the weighted average rate of our securities portfolio was 5.21% as of December 31, 2006 as compared to 4.22% as of December 31, 2005 and the weighted average maturity was 14 years and 20 years as of December 31, 2006 and 2005, respectively. Additionally, in April 2006, we sold the entire portfolio of $17.1 million of mutual funds which had been written down in 2004 and 2005 and for the quarter ended March 31, 2006 for other-than temporary-impairment of their market value. The proceeds from this sale were utilized to further reduce FHLB borrowings. The amounts of the securities write-downs in 2006 and 2005 totaled $167,000 and $389,000, respectively. The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,			
	2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Securities available-for-sale:				
Fannie Mae	$25,301	$25,044	$22,566	$22,303
Freddie Mac	10,715	10,571	11,941	11,794
Ginnie Mae	2,404	2,420	3,059	3,118
Other	257	253	18	18
Total mortgage-backed securities	38,677	38,288	37,584	37,233
U.S. government agency securities	1,400	1,356	1,400	1,353
Corporate securities	5,630	5,587	1,973	1,959
Total debt securities	45,707	45,231	40,957	40,545
Equity securities	430	451	17,759	17,763
Total	$46,137	$45,682	$58,716	$58,308

At December 31, 2006, we had no investments in a single company or entity (other than U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2006.

The following table sets forth the stated maturities and weighted average yields of securities at December 31, 2006. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
rities available-or-sale:										
Fannie Mae	$–	–%	$ –	–%	$15,533	5.09%	$ 9,767	5.00%	$25,301	5.06%
reddie Mac	–	–	1	9.49	5,477	4.80	5,236	5.10	10,715	4.95
innie Mae	–	–	38	5.68	1	6.35	2,366	6.18	2,404	6.18
ther	–	–	119	2.90	–	–	138	5.24	257	4.13
J.S. Government agency securities	–	–	–	–	1,400	4.43	–	–	1,400	4.43
Corporate securities	–	–	–	–	5,630	6.00	–	–	5,630	6.00
quity securities	–	–	–	–	–	–	–	–	–	–
al	$–	–%	$158	3.59%	$28,041	5.19%	$17,507	5.19%	$45,707	5.21%

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing accounts, interest-bearing demand accounts, money market accounts, savings accounts and time deposits. These deposits are provided primarily by individuals who live or work within our market areas. We have not used brokered deposits as a source of funding. Deposits increased $15.7 million, or 11.1% for the year ended December 31, 2006, and was attributable, in part, to the launching of a tiered signature money market account which accounted for approximately $23.6 million in funds since its introduction in July, 2006, offset by a $5.8 million decrease in savings accounts and a $951,000 decrease in interest-bearing deposit accounts and a $710,000 decrease in noninterest-bearing accounts. During late 2005, we received $14.0 million of time deposits from the Pennsylvania Local Government Investment Trust ("PLGIT"). The two PLGIT time deposits, including a $4.0 million six-month time deposit which matured in June, 2006 and a $10.0 million one-year time deposit which matured in December, 2006, were subject to a competitive bidding process. The $4.0 million six-month time deposit was not renewed at maturity. The $10.0 million time deposit was renewed for a six-month time period. Excluding this time deposit, our deposits totaled $147.7 million at December 31, 2006.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Noninterest-bearing accounts	$ 4,190	2.66%	$ 4,900	3.45%
Interest-bearing demand deposits	12,128	7.69	13,078	9.21
Money market	24,235	15.37	629	0.44
Savings accounts	41,664	26.42	47,470	33.43
Time deposits	75,505	47.86	75,930	53.47
Total	$157,722	100.00%	$142,007	100.00%

The following table indicates the amount of jumbo time deposits by time remaining until maturity as of December 31, 2006. Jumbo time deposits require minimum deposits of $100,000. Included in this table is the PLGIT time deposit in the amount of $10.0 million.

Maturity Period	Time Deposits
	(Dollars in thousands)
3 Months or less	$ 1,664
Over 3 Through 6 Months	11,214
Over 6 Through 12 Months	1,617
Over 12 Months	8,298
Total	$22,793

The following table sets forth our time deposits classified by rates at the dates indicated.

	At December 31,	
	2006	2005
	(Dollars in thousands)	
0.00 - 2.00%	$ 387	$ 1,901
2.01 - 4.00%	18,005	50,862
4.01 - 6.00%	57,047	22,341
6.01 - 8.00%	66	826
Total	$75,505	$75,930

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2006.

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)						
1.00 - 2.00%	$ 359	$ 28	$ –	$ –	$ –	$ 387	0.51%
2.01 - 4.00%	8,887	7,137	1,981	–	–	18,005	23.85
4.01 - 6.00%	27,357	2,235	2,234	3,857	21,364	57,047	75.55
6.01 - 8.00%	66	–	–	–	–	66	0.09
Total	$36,669	$9,400	$4,215	$3,857	$21,364	$75,505	100.00%

The following table sets forth deposit activity for the periods indicated.

	Year Ended December 31, 2006	2005
	(Dollars in thousands)	
Beginning balance	$142,007	$132,887
Increase (decrease) before interest credited	11,927	6,795
Interest credited	3,788	2,325
Net increase (decrease) in deposits	15,715	9,120
Ending balance	$157,722	$142,007

Borrowings. We utilize borrowings from the FHLB of Pittsburgh to supplement our supply of funds for loans and investments. Our FHLB borrowings are categorized as short-term borrowings and other borrowings. Short-term borrowings primarily consist of draws on "RepoPlus" line of credit advances. The RepoPlus line of credit carries an adjustable rate that is subject to annual renewal and incurs no service charges. All borrowings from the FHLB are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities and our investment in FHLB stock.

	Year Ended December 31, 2006	2005
	(Dollars in thousands)	
Maximum amount of advances outstanding at any month end during the period:		
FHLB Advances	$17,353	$27,228
Average advances outstanding during the period:		
FHLB Advances	$10,983	$24,231
Weighted average interest rate during the period:		
FHLB Advances	3.94%	4.70%
Balance outstanding at end of period:		
FHLB Advances	$6,245	$16,909
Weighted average interest rate at end of period		
FHLB Advances	3.69%	3.82%

FHLB borrowings decreased $3.5 million, or 100%, during the year ended December 31, 2006. The advances outstanding as of December 31, 2006 mature in 2007 through 2012. FHLB advances decreased $7.2 million, or 53.4%, in 2006. FHLB advances decreased $13.2 million, or 49.6% in 2005 as we repaid an $11.0 million FHLB advance with a rate of 5.59% in order to reduce our net interest expense and improve our interest rate risk profile in future periods. As a result, we incurred a pre-payment penalty of $251,000.

Retained Earnings. Retained earnings decreased $200,000 to $11.8 million at December 31, 2006, from $12.0 million at December 31, 2005. This decrease in retained earnings is the result of operating losses.

Comparison of Results of Operations for the Years Ended December 31, 2006 and December 31, 2005

Overview.

	Year Ended December 31,		
	2006	2005	% Change
	(Dollars in thousands)		
Net income (loss)...	$(219)	$(651)	N/M
Return on average assets (1)...........................	(0.13)%	(0.38)%	N/M
Return on average equity (2)...........................	(1.87)	(4.98)	N/M
Average equity-to-assets ratio (3)...................	6.91	7.56	(8.6)%

(1) Net income (loss) divided by average assets.
(2) Net income (loss) divided by average equity.
(3) Average equity divided by average total assets.

A loss of $219,000 was reported for 2006 compared to a loss of $651,000 in 2005 primarily due to an increase in non-interest income and lower non-interest expense, partially offset by lower net interest income. The increase in non-interest income was primarily the result of decreased losses from the sale of investment securities and the realization of tax benefits from the current and prior periods. Non-interest expenses decreased $124,000, or 2.3%, to $5.4 million primarily as a result of lower occupancy expense and professional fees and lower costs associated with the early extinguishment of debt, partially offset by higher salaries and employee benefits expense and increased advertising costs.

Net Interest Income. Net interest income decreased $399,000, or 8.4%, to $4.4 million for 2006. The decrease in net interest income for 2006 primarily resulted from an increase in funding costs reflecting the rising short-term interest rate environment and an increase in the average balance of deposits, partially offset by reduced borrowing expense and higher interest income.

Total interest income increased $400,000, or 4.8%, to $8.6 million for 2006 as interest income on loans and other interest earning assets increased, partially offset by a reduction in interest income on investment securities. Interest income on loans increased $400,000, or 7.1%, between the periods. Interest income on securities decreased $348,000, or 13.4%, due to a $13.3 million decrease in the average balance of securities, primarily resulting from the sale of $17.1 million in mutual funds, partially offset by higher yields in the investment portfolio. The average balance of securities decreased $13.3 million, or 22.4%, in 2006 as a result of the sale of such mutual funds.

Total interest expense increased $760,000, or 22.8% to $4.2 million for 2006 primarily as a result of an increase in the average cost of time deposits and money market accounts, specifically the average weighted rate paid on our tiered signature money market account, which was partially offset by a decrease in the average balance of FHLB borrowings. The average balance of interest-bearing deposits increased $9.3 million, or 7.2% in 2006 as the average balance of money market and time deposit balances increased as a result of the rising short-term interest rate environment and the introduction of a new deposit product. The average interest rate paid on deposits increased 93 basis points primarily as a result of the rising interest rate environment. Interest paid on FHLB borrowings decreased $707,000, or 62.0%, in 2006 as a result of a decrease in the average balance of FHLB borrowings that was partially offset by a higher average cost of such borrowings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Year Ended December 31,					
	2006			2005		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Loans	$ 103,806	$ 6,011	5.79%	$ 95,481	$5,569	5.83%
Investment securities	46,025	2,237	4.86	59,264	2,584	4.36
Other interest earning assets	6,723	342	5.09	3,892	76	1.95
Total interest-earning assets	156,554	8,590	5.49%	158,637	8,229	5.19%
Noninterest-earning assets	13,298			14,897		
Loan loss reserve	(569)			(651)		
Total assets	$169,283			$172,883		
Liabilities and equity:						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 12,718	68	0.53%	13,957	75	0.54%
Money market deposits	6,796	346	5.09	613	5	0.82
Savings accounts	52,090	357	0.69	48,914	380	0.78
Time deposits	66,980	3,017	4.50	65,835	1,865	2.83
Total interest-bearing deposits	138,584	3,788	2.73	129,319	2,325	1.80
Short-term borrowings	2,083	105	5.04	1,750	79	4.51
Other borrowings	8,900	328	3.69	22,481	1,061	4.72
Advances by borrowers for taxes and insurance	901	19	2.11	704	15	2.13
Total interest-bearing liabilities	150,468	4,240	2.82%	154,254	3,480	2.26%
Non-interest-bearing liabilities	7,125			5,551		
Total liabilities	157,593			159,805		
Retained earnings	11,690			13,078		
Total liabilities and retained earnings	$169,283			$172,883		
Net interest income		$ 4,350			$4,749	
Interest rate spread			2.67%			2.93%
Net interest margin			2.78%			2.99%
Average interest-earning assets to average interest-bearing liabilities			104.04%			102.84%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Year Ended December 31, 2006 Compared to Year Ended December 31, 2005		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(Dollars in thousands)		
Interest and dividend income:			
Loans receivable	$ 482	$ (40)	$ 442
Investment securities	(713)	366	(347)
Other	83	183	266
Total interest-earning assets	$ (149)	$ 510	$ 361
Interest expense:			
Interest-bearing demand deposits	$ (7)	$ (0)	$ (7)
Money market deposits	224	117	341
Savings accounts	28	(51)	(23)
Time deposits	33	1,119	1,152
Short-term borrowings	16	10	26
Other borrowings	(538)	(195)	(733)
Advances by borrowers for taxes and insurance	4	(0)	4
Total interest-bearing liabilities	$ (239)	$ 999	$ 760
Change in net interest income	$ 90	$ (489)	$ (399)

Provision for Loan Losses. We recorded a provision for loan losses for the year ended December 31, 2006 of $58,000 as compared to no provision for loan losses recorded in 2005. The increased loan loss provision reflects management's estimate of the losses inherent in our total loan portfolio and the increase in our overall loan portfolio. The provision during these periods reflects management's assessment of charge-off activity, decreased non-performing loans and increased loan delinquencies. We used the same methodology and generally similar assumptions in assessing the allowance for both periods. An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under *"–Risk Management–Analysis of Non-Performing and Classified Assets"* and *"–Risk Management–Analysis and Determination of the Allowance for Loan Losses."*

Non-Interest Income. The following table shows the components of non-interest income for the year ended December 31, 2006 and 2005.

	Year Ended December 31,		
	2006	2005	% Change
	(Dollars in thousands)		
Service fees on deposit accounts	$141	$170	(17.1)%
Earnings on bank-owned life insurance	164	78	110.3
Investment securities losses, net	(167)	(842)	N/M
Rental income	321	314	2.23
Other	191	227	(15.86)
Total	$650	$(53)	N/M

Non-interest income increased primarily due to a decrease in losses on the sale of investment securities.

During 2005, we restructured our securities portfolio by selling lower yielding securities to improve our yield. In 2005, we sold $30.0 million of corporate bonds, U.S. Government-sponsored entity securities and equity securities and purchased mortgage-backed securities, with such sales resulting in $453,000 of losses during 2005. Additionally, in April 2006, we sold the entire portfolio of $17.1 million of mutual funds which had been written down in 2004 and 2005 and for the quarter ended March 31, 2006 for other-than temporary-impairment of their market value. The proceeds from this sale were utilized to further reduce FHLB borrowings. The amounts of the securities write-downs in 2004, 2005 and the first half of 2006 totaled $302,000, $389,000 and $167,000, respectively.

Non-Interest Expense. The following table shows the components of non-interest expense and the percentage changes for the year ended December 31, 2006 and 2005.

	Year Ended December 31,		
	2006	2005	% Change
	(Dollars in thousands)		
Compensation and employee benefits	$2,949	$2,818	4.6%
Occupancy and equipment	859	880	(2.4)
Federal deposit insurance premiums	136	137	(.74)
Data processing expense	227	237	(4.2)
Professional fees	151	202	(25.2)
Loss on early extinguishment of debt	–	251	(100.0)
Other	1,038	962	7.9
Total non-interest expense	$5,360	$5,487	(2.3)%
Efficiency ratio	107.26%	116.84%	

Total non-interest expense decreased as a result of lower professional fees, a decrease in losses associated with the early extinguishment of debt and lower occupancy and equipment expense, partially offset by higher compensation and employee benefits.

Income Tax Expense. An income tax benefit of $202,000 was recorded for the year ended December 31, 2006 compared to a $140,000 benefit in 2005 reflecting the reporting of a $219,000 loss.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we encounter are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a past due notice is generated and sent to the borrower and phone calls are made. If payment is not then received by the 30th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 60th day of delinquency, a further notification is sent to the borrowers giving notice of possible foreclosure actions. If no successful workout can be achieved by the 90th day of delinquency, we will commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes

90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the board of directors monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Non-Performing and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,	
	2006	2005
	(Dollars in thousands)	
Nonaccrual loans:		
Real estate loans:		
One-to four-family	$181	$234
Multi-family and commercial real estate	–	–
Home equity loans and lines of credit	–	12
Consumer	93	38
Total	274	284
Real estate owned	–	428
Other nonperforming assets	–	–
Total nonperforming assets	$274	$712
Total nonperforming loans to total loans	0.24%	0.29%
Total nonperforming loans to total assets	0.13%	0.16%
Total nonperforming assets and troubled debt restructurings to total assets	0.13%	0.41%

Interest income that would have been recorded for the year ended December 31, 2006 and 2005 had nonaccruing loans been current according to their original terms was not material.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention, substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31, 2006	At December 31, 2005
	(Dollars in thousands)	
Special mention assets	$ –	$ –
Substandard assets	274	777
Doubtful assets	–	–
Loss assets	–	–
Total classified assets	$ 274	$ 777

Other than disclosed in the above tables, there are no other loans at December 31, 2006 that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31, 2006		At December 31, 2005	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(Dollars in thousands)			
Real estate loans				
One-to four-family	$521	$ –	$ 92	$ –
Multi-family and commercial real estate	–	–	–	–
Home equity loans and lines of credit	–	–	–	–
Consumer	22	2	47	48
Total	$543	$2	$139	$ 48

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowance Required for Identified Problem Loans. We establish an allowance on certain identified problem loans where the loan balance exceeds the fair market value, when collection of the full amount outstanding becomes improbable and when an accurate estimate of the loss can be documented.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans that are not delinquent to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, staff lending experience, recent loss experience in particular segments of the portfolio, specific reserve and classified asset trends, delinquency trends and risk rating trends. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2005, our allowance for loan losses represented 0.67% of total gross loans and 229.6% of nonperforming loans. At December 31, 2006, our allowance for loans losses represented 0.62% of total gross loans and 253.7% of nonperforming loans. The allowance for loans losses increased by $44,000 to $695,000 at December 31, 2006 from $651,000 at December 31, 2005 as we recorded a provision for loan losses of $58,000, partially offset by net charge-offs of $14,000.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,					
	2006			2005		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
Real estate loans:						
One-to four-family	$314	45.00%	89.00%	$373	57.00%	91.00%
Multi-family and commercial real estate loans	344	50.00	5.00	252	39.00	4.00
Home equity loans and lines of credit	26	4.00	5.00	13	2.00	2.00
Consumer	11	1.00	1.00	13	2.00	3.00
Total allowance for loan losses	$695	100.00%	100.00%	$651	100.00%	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	Year Ended December 31, 2006	Year Ended December 31, 2005
	(Dollars in thousands)	
Allowance at beginning of period	$651	$692
Provision for loan losses	58	–
Charge-offs:		
One-to four-family	(19)	(66)
Multi-family and commercial real estate	–	–
Home equity loans and lines of credit	–	–
Consumer	–	–
Total	(19)	(66)
Recoveries:		
One-to four-family	5	25
Multi-family and commercial real estate	–	–
Home equity loans	–	–
Consumer	–	–
Total	5	25
Net charge-offs	(14)	(41)
Allowance at end of period	$695	$651
Allowance to nonperforming loans	254%	230%
Allowance to total loans outstanding at the end of the period	0.62%	0.67%
Net charge-offs (recoveries) to average loans outstanding during the period	0.01%	0.04%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration; and periodically selling fixed-rate mortgage loans and available-for-sale securities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of management and the board of directors, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2006, that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp")	Estimated Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
Change in Rates	**$ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change (bp)**
		(Dollars in thousands)			
300	$10,165	$(10,156)	(50.00)%	5.22%	(445)bp
200	13,569	(6,752)	(33.00)	6.79	(288)
100	17,062	(3,259)	(16.00)	8.32	(135)
0	20,321	–	–	9.67	–
(100)	22,042	1,721	8.00	10.31	64
(200)	21,772	1,451	7.00	10.10	43

The Office of Thrift Supervision use various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the FHLB of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2006, cash and cash equivalents totaled $31.9 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $45.7 million at December 31, 2006. In addition, at December 31, 2006, we had the ability to borrow a total of approximately $117.4 million from the FHLB of Pittsburgh. On December 31, 2006, we had $6.2 million of borrowings outstanding. Future growth of our loan portfolio resulting from our expansion efforts may require us to borrow additional funds.

At December 31, 2006, we had $892,000 in mortgage loan commitments outstanding. Time deposits due within one year of December 31, 2006 totaled $36.7 million, or 48.6% of time deposits. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other time deposits and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the time deposits due on or before December 31, 2007. We believe, however, based on past experience that a significant portion of our time deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competition and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2006, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision— Federal Savings Associations Regulation—Capital Requirements*" and note 12 of the notes to the consolidated financial statements.

We also manage our capital for maximum shareholder benefit. The capital from the offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations are expected to be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases. However, under OTS regulations, we are not allowed to repurchase any shares during the first year following our offering, except to fund the restricted stock awards under the equity incentive plan, unless extraordinary circumstances exist and we receive regulatory approval.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments. A presentation of our outstanding loan commitments at December 31, 2006 and their effect on our liquidity is presented at note 10 of the notes to the consolidated financial statements and under "*—Risk Management—Liquidity Management.*"

For the years ended December 31, 2006 and December 31, 2005, we did not engage in any off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report on Form 10-KSB have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7. FINANCIAL STATEMENTS

Information required by this item is included herein beginning on page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Deloitte & Touche LLP ("Deloitte") was engaged by Polonia Bank as its independent auditor for the fiscal years ended December 31, 2001, 2002, 2003 and 2004. Deloitte completed its audits for the fiscal years ended December 31, 2001 and 2002 but did not complete its audits for fiscal 2003 and 2004. The delay in the completion of the 2003 and 2004 audits was primarily due to on-going analysis and discussions with management regarding the amount of the liability that was to be recorded related to a non-qualified retirement plan for Polonia Bank's President adopted by Polonia Bank in 1997. During such discussions, Deloitte advised management that, due to its review of the actuarial analysis of the liability associated with the plan, the consolidated financial statements for the fiscal years 2001 and 2002 should be restated to record a portion of the liability attributable to such plan and that Deloitte did not agree with the amount of the liability recorded by management in connection with the preparation of the fiscal 2003 draft financial statements. The discussions regarding the amount and timing of the recording of the liability continued through 2004 with additional actuarial analyses being conducted by a third party actuary engaged by Polonia Bank in order to determine the amount of the liability. In late 2005, management advised Deloitte that it agreed with Deloitte's assessment that the financial statements for fiscal years 2001 and 2002 should be restated and requested Deloitte to continue its audit of fiscal 2003 and 2004. Polonia Bank's Audit Committee also determined to engage S.R. Snodgrass, A.C. to conduct the audit for fiscal 2005. Polonia Bank advised Deloitte that it planned to engage S.R Snodgrass, A.C. for the fiscal 2005 audit and requested Deloitte to complete the fiscal 2003 and 2004 audits. The decision to change auditors was recommended and approved by the board of directors of Polonia Bank. Polonia Bank requested Deloitte to complete the audit of fiscal 2003 and 2004, however, Deloitte declined the request to conduct any further audit work. On November 15, 2005, Polonia Bank terminated Deloitte's engagement as independent auditor for 2003 and 2004. At the time Polonia Bank terminated Deloitte's engagement, the issues around the non-qualified retirement plan had not been resolved to Deloitte's satisfaction. Also on November 15, 2005, Polonia Bank engaged S.R. Snodgrass, A.C. to audit fiscal 2003 and 2004. On January 30, 2006, Deloitte issued a letter to the board of directors stating that a liability (in an unspecified amount) for the non-qualified retirement plan for Polonia Bank's President should be recorded, the consolidated financial statements for fiscal 2001 and 2002 should be restated and that their report dated March 14, 2003 relating to the audit for fiscal 2002 should no longer be relied upon and was withdrawn. In connection with the preparation of Polonia Bank's consolidated financial statements for the fiscal years ending December 31, 2003, 2004 and 2005, a liability of $890,000 effective December 31, 2002 was recorded for the non-qualified retirement plan which amount was based upon actuarial analyses conducted by a third party actuary. S.R. Snodgrass, A.C. was not consulted with or asked to render any advice at any time prior to its engagement as independent auditor with respect to the accounting treatment of the plan or the application of any accounting standard.

ITEM 8A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Board of Directors

The boards of directors of Polonia MHC, Polonia Bancorp and Polonia Bank are each composed of six members who are elected for terms of three years, one-third of whom are elected annually. Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2006. There are no family relationships among the directors or executive officers. The indicated period of service as a director includes service as a director of the Bank.

The following directors have terms ending in 2007:

Dr. Eugene Andruczyk is a self-employed physician. Age 58. Director since 1995.

Frank J. Byrne is the owner of a restaurant, Byrnes Tavern and Crabs, located in Philadelphia. Age 60. Director since 1995.

The following directors have terms ending in 2008:

Edward W. Lukiewski served as President of Polonia Bank from 1988 until 1995 and is currently retired. Age 82. Director since 1948.

Gordon R. Johnston, III is a certified public accountant and co-owner of St. Clair CPAs, P.C. Age 44. Director since 2006.

The following directors have terms ending in 2009:

Robert J. Woltjen is the President and General Manager of Fairmount Pharmacy, Inc. Age 41. Director since 2006.

Anthony J. Szuszczewicz has been the Chairman of the Board, President and Chief Executive Officer of Polonia Bank, Polonia Bancorp and Polonia MHC since 1995, 2006 and 2006 respectively. Age 66. Director since 1984.

Executive Officers

The executive officers of Polonia Bancorp and Polonia MHC, who are also the executive officers of Polonia Bank , are elected annually by the board of directors and serve at the Board's discretion. The executive officers of Polonia Bank, Polonia Bancorp and Polonia MHC are:

Name	Position
Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer
Paul D. Rutkowski	Chief Financial Officer and Treasurer
Kenneth J. Maliszewski	Senior Vice President

Below is information regarding our executive officers who are not also directors. Unless otherwise stated, each executive officer has held his or her current position for at least the last five years. Ages presented are as of December 31, 2006.

Paul D. Rutkowski has served as Chief Financial Officer of Polonia Bank since 2005. Mr. Rutkowski served as Controller and Treasurer from 1992 to 2005. Age 47.

Kenneth J. Maliszewski has served as Senior Vice President of Polonia Bank since 2005. Mr. Maliszewski previously served as Vice President from 1993 to 2005. Age 62.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of the copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers, directors and greater than 10% beneficial owners has complied with the applicable reporting requirements for transactions in the Company's common stock during the year ended December 31, 2006.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct is available, without charge, upon written request to Paul D. Rutkowski, Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, Suite 300, Huntingdon Valley, Pennsylvania 19006.

Audit Committee of the Board of Directors

The Company has an Audit Committee consisting of the entire board of directors except for Mr. Szuszczewicz. The Audit Committee is responsible for ensuring that Polonia Bancorp is maintaining reliable accounting policies and financial reporting processes and reviewing the work of Polonia Bancorp's independent registered public accountants to determine their effectiveness. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors has determined that Gordon R. Johnson, III is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission.

ITEM 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for all individuals serving as the principal executive officer or principal financial officer of the Company for the 2006 fiscal year and all other executive officers of the Company whose total compensation for the 2006 fiscal year exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Anthony J. Szuszczewicz Chairman, President and Chief Executive Officer	2006	$270,000	$30,000	$213,732(1)	$513,732
Paul D. Rutkowski Chief Financial Officer and Treasurer	2006	140,000	10,000	42,367	192,367
Kenneth J. Maliszewski Senior Vice President	2006	140,000	10,000	42,580	192,580

(footnotes on following page)

(1) Items of all other compensation that exceeded $25,000 include $28,346 representing the imputed economic benefit attributable to Mr. Szuszczewicz as reported on Form W-2 and a Company contribution totaling $113,366 to Polonia Bank's non-qualified deferred compensation plan for the benefit of Mr. Szuszczewicz.

Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz. Polonia Bank maintains a Supplemental Executive Retirement Plan agreement with Mr. Szuszczewicz. The agreement provides that, following Mr. Szuszczewicz's retirement on or after age 62 or upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity payable in annual installments equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Upon a termination due to disability, Mr. Szuszczewicz will receive the annual retirement benefit described above, offset by any amounts received under Polonia Bank's long-term disability plan. Under the agreement, Polonia Bank also agrees to provide post-retirement health insurance benefits for Mr. Szuszczewicz and his dependents that are substantially equivalent to the coverage provided by Polonia Bank prior to his retirement.

Upon Mr. Szuszczewicz's death, his spouse will be entitled to a lump sum death benefit of $2.0 million, plus 40% of the proceeds of certain life insurance policies purchased by Polonia Bank on his behalf, up to a maximum death benefit of $4.0 million. If Mr. Szuszczewicz is terminated for cause, as defined in the agreement, or if he terminates employment voluntarily and subsequently accepts employment with another financial institution in the Philadelphia area without Polonia Bank's consent, he will forfeit the supplemental retirement benefit. Polonia Bank has entered into "rabbi" trust agreements to hold assets that the Bank may contribute for the purpose of making benefit payments under the Supplemental Executive Retirement Plan agreement with Mr. Szuszczewicz, as described above. Funds held in trust remain at all times subject to the claims of Polonia Bank's creditors in the event of Polonia Bank's insolvency.

Supplemental Executive Retirement Plan for Paul D. Rutkowski and Kenneth J. Maliszewski. Polonia Bank also maintains a supplemental executive retirement plan that provides for the payment of supplemental retirement benefits to Messrs. Rutkowski and Maliszewski. The annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age. If the executive dies after attaining the normal retirement age and while receiving annual retirement benefits under the plan, the remaining supplemental executive retirement plan benefit shall be payable in a lump sum payment to the executive's beneficiary. If the executive dies prior to normal retirement, no benefit is payable under the plan if Polonia Bank maintains a life insurance arrangement on behalf of the executive at the time of his death. Polonia Bank currently maintains such a life insurance arrangement on behalf of the executives. If no such life insurance arrangement is in effect, however, the executive's beneficiary would receive a pre-retirement death benefit under the plan equal to the normal retirement benefit. Upon a change in control (as defined in the plan), the executive will receive a lump sum payment equivalent to the normal retirement benefit. No benefits are payable under the supplemental executive retirement plan upon an executive's termination for cause (as defined in the plan).

Split Dollar Life Insurance Agreements. Polonia Bank has entered into split dollar life insurance agreements with Messrs. Maliszewski and Rutkowski, pursuant to which Polonia Bank has agreed to divide the death proceeds of certain life insurance policies owned by Polonia Bank with their designated beneficiaries. Polonia Bank pays all premiums on the policies, and the executives are required to execute a split dollar endorsement for the life insurance policies purchased by Polonia Bank. Upon the executive's termination of employment for any reason, the split dollar agreement will automatically terminate. Upon the death of the executive while the split dollar agreement remains in effect, the designated beneficiary receives a death benefit of $1.0 million. Polonia Bank is the beneficiary of any remaining death proceeds from each life insurance policy following payment of the death benefit to the executive's beneficiary. Polonia Bank maintains all rights of ownership over the life insurance policies, although Polonia Bank may not sell or otherwise transfer a policy while the participant maintains an interest.

Employment Agreements. Polonia Bank and Polonia Bancorp have each entered into employment agreements with Messrs. Szuszczewicz, Rutkowski and Maliszewski in order to help ensure that they maintain a stable management base. Each employment agreement provides for a three-year term, which may be renewed on an annual basis after review by the respective boards of directors. The employment agreements establish base salaries of $270,000, $140,000 and $140,000 for Messrs. Szuszczewicz, Rutkowski and Maliszewski, respectively. The boards of directors will review each executive's base salary annually in order to consider any appropriate changes. In addition to base salary, the agreements provide for, among other things, participation in stock-based benefit plans and fringe benefits applicable to each executive.

The employment agreements also provide that Polonia Bank and Polonia Bancorp may terminate the executive's employment for cause, as defined in the agreements, at any time. No severance or other benefits are payable under the employment agreements upon termination for cause. If Polonia Bank or Polonia Bancorp terminates the executive for reasons other than cause, or if the executive resigns from Polonia Bank or Polonia Bancorp under specified circumstances that would constitute constructive termination, the executive or, if he dies, his beneficiary, will be entitled to receive an amount equal to the remaining base salary and employer contributions to benefit plans that would have been made on his behalf for the remaining term of the agreement. Polonia Bank will also continue and/or pay for the executive's health, dental and life insurance coverage for the remaining term of the employment agreement.

Under the employment agreements, if the executive voluntarily (under circumstances discussed in the agreement) or involuntarily terminates employment following a change in control of Polonia Bank or Polonia Bancorp, the executive or, if the executive dies, his beneficiary, will receive a severance payment equal to three times the average of the five preceding taxable years' annual compensation. Polonia Bank will also continue health, dental and life insurance coverage for thirty-six months following termination of employment.

Section 280G of the Internal Revenue Code provides that payments contingent upon a change in control that equal or exceed three times the individual's base amount (i.e., average annual compensation for the five preceding taxable years) are "excess parachute payments." Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and the employer may not deduct such payments for federal tax purposes. The agreements limit payments to the executives in connection with a change in control to amounts that will not exceed the limits imposed by Section 280G of the Internal Revenue Code.

Polonia Bank or Polonia Bancorp will pay or reimburse the executives for all reasonable costs and legal fees paid or incurred in connection with any dispute or question of interpretation relating to the employment agreements, provided the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreements also provide that Polonia Bank and Polonia Bancorp will indemnify the executives to the fullest extent legally allowable. Under the agreements, the executives are subject to a one-year restriction on competitive business activities following a termination of employment that is not related to a change in control.

Benefit Plans

Non-Qualified Deferred Compensation Plan. Polonia Bank has established a nonqualified deferred compensation plan, effective as of January 1, 1995, to assist certain employees designated by the Board as participants in maximizing their allowable deferrals under Polonia Bank's 401(k) Plan. The Board has designated Messrs. Szuszczewicz, Rutkowski and Maliszewski as participants in the deferred compensation plan. Under the plan, participants must elect by December 31st of the preceding calendar year to defer a certain amount into the plan. Upon completion of the non-discrimination testing of the 401(k) plan required by the Internal Revenue Code, Polonia Bank determines the maximum amount of elective deferrals each participant could have made to the 401(k) plan for the preceding year. The lesser of the additional amounts resulting from the non-discrimination testing or the employee's advance deferral amount is either paid to the participant by March 15th of the following plan year or contributed directly to the 401(k) plan, in accordance with the participant's election. Polonia Bank also has discretion to make additional contributions to the deferred compensation plan on behalf of participants, some of which may also be allocated to the participant's 401(k) plan account. Participants are 100% vested in their elective deferrals to the deferred compensation plan; participants vest in Polonia Bank's contributions at the rate of 20% per year, becoming fully vested after five years of participation in the plan. Participants are automatically 100% vested in Polonia Bank's contributions if they terminate employment due to death, disability, normal retirement, or involuntary termination of employment other than for gross misconduct or dishonesty. Amounts credited under the Plan are generally paid to participants upon their attainment of age 62. Participants elect at the time of deferral whether they will receive distributions in the form of a lump sum payment or monthly, quarterly or annual installments. If the participant fails to elect a form of payment, benefits will be automatically paid in annual installments over the life expectancy of the participant. If a participant dies prior to receiving the entire amount credited under the plan, Polonia Bank will make the remaining payments to the participant's designated beneficiary. Upon the death of a beneficiary while receiving payments, the Bank will pay the balance in a lump sum to the beneficiary's estate.

Supplemental Executive Retirement Plan. In connection with the reorganization, Polonia Bank implemented a supplemental executive retirement plan to provide for supplemental retirement benefits with respect to the employee stock ownership plan. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the plan provides a benefit to eligible officers (those designated by the board of directors of Polonia Bank) that cannot be provided under the employee stock ownership plan as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plan, but for the Internal Revenue Code limitations. In addition to providing for benefits lost under the employee stock ownership plan as a result of the Internal Revenue Code limitations, the supplemental executive retirement plan also provides supplemental benefits upon a change of control prior to the scheduled repayment of the employee stock ownership plan loan. Generally, upon a change in control, the supplemental executive retirement plan will provide participants with a benefit equal to what they would have received under the employee stock ownership plan, had they remained employed throughout the term of the loan, less the benefits actually provided under the plan on the participant's behalf. A participant's benefits generally become payable upon a change in control of Polonia Bank and Polonia Bancorp. Polonia Bank has designated Anthony J. Szuszczewicz as a participant in the new supplemental executive retirement plan. In the future, the board of directors may designate other officers as participants. No contributions were made to this plan on behalf of participants as no allocations have been made under the employee stock ownership plan to date.

Polonia Bank may utilize a grantor trust in connection with the supplemental executive retirement plan, in order to set aside funds that ultimately may be used to pay benefits under the plan. The assets of the grantor trust will remain subject to the claims of Polonia Bank's general creditors in the event of insolvency, until paid to a participant according to the terms of the supplemental executive retirement plan.

Employee Severance Compensation Plan. Polonia Bank adopted the Polonia Bank Employee Severance Compensation Plan in connection with the offering. The plan provides severance benefits to eligible employees who terminate employment in connection with a change in control of Polonia Bank or Polonia Bancorp. Employees are eligible for severance benefits under the plan if they have a minimum of one year of service with Polonia Bank and have not entered into an employment or change in control agreement with Polonia Bank or Polonia Bancorp. Under the severance plan, if within 12 months of a change in control, Polonia Bank or Polonia Bancorp or their successors terminate an employee, or if the employee voluntarily terminates employment upon the occurrence of events specified in the severance plan, the employee will receive a severance payment equal to one month's compensation for each year of service, up to a maximum payment of 199% of base compensation.

Director Compensation

The following table sets forth the compensation received by non-employee directors for their service on our Board of Directors during 2006.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Dr. Eugene Andruczyk	$18,650	$ 1,224	$ 19,874
Frank J. Byrne	$18,650	$ 1,286	$ 19,936
Gordon R. Johnston	$ 4,350	–	$ 4,350
Edward W. Lukiewski	$18,650	$110,628(1)	$129,278
James B. Skowronski	$11,600	$ 1,059	$ 12,659
Robert J. Woltjen	$ 4,350	$ 825	$ 5,175

(1) Items of "All Other Compensation" that exceeded $25,000 include a Company contribution of $100,947 to Mr. Lukiewski's Supplement Retirement Plan.

Director Fees. Each non-employee director of Polonia Bank receives an annual retainer of $17,400. Directors do not receive any compensation for their service on the boards of directors of Polonia Bancorp or Polonia MHC. Each member of the Polonia Bancorp Audit Committee receives $500 per meeting attended.

Supplemental Retirement Plan for Edward W. Lukiewski. Polonia Bank entered into a supplemental retirement plan with Mr. Lukiewski, a current director of Polonia Bank, Polonia Bancorp and Polonia MHC who formerly served as President of Polonia Bank, effective as of June 1, 1995. Under this arrangement, Mr. Lukiewski currently receives a supplemental pension benefit of $100,947 per year, payable for the remainder of his lifetime in monthly installments, and adjusted each June for inflation based on the rate of increase of the consumer price index, as published by the Department of Labor. Polonia Bank also pays the premiums for certain insurance policies currently in effect on Mr. Lukiewski's life and health insurance premiums for Mr. Lukiewski and his spouse. Polonia Bank incurred costs of $9,681 and $8,324 for these life and health insurance premiums during the years ended 2006 and 2005, respectively. In the event of Mr. Lukiewski's death, his surviving spouse would receive an annual benefit of $50,000 for the remainder of her lifetime as well as continued health benefits. Polonia Bank has entered into a grantor or "rabbi" trust agreement to hold assets that Polonia Bank may contribute for the purpose of making benefit payments under the Supplemental Retirement Plan with Mr. Lukiewski described above. Funds held in the trust remain at all times subject to the claims of Polonia Bank's creditors in the event of Polonia Bank's insolvency.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Securities Authorized for Issuance under Equity Compensation Plans

None.

(b) Security Ownership of Certain Beneficial Owners

The following table provides information as of March 15, 2007 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Polonia MHC 3993 Huntingdon Pike, Suite 300 Huntingdon Valley, Pennsylvania 19006	1,818,437	55.0%

(c) Security Ownership of Management

The following table provides information as of March 15, 2007 about the shares of Polonia Bancorp common stock that may be considered to be beneficially owned by each director, named executive officer listed in the *Summary Compensation Table* on page 40 and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting power and sole investment power with respect to the shares shown.

Name	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Directors:		
Dr. Eugene Andruczyk	18,326	*
Frank J. Byrne	20,000	*
Gordon R. Johnston, III	20,000	*
Edward W. Lukiewski	20,000	*
Anthony J. Szuszczewicz	20,000	*
Robert J. Woltjen	15,902	*
Executive Officers Who Are Not Also Directors:		
Kenneth J. Maliszewski	20,000	*
Paul D. Rutkowski(2)	15,405	*
All directors and executive officers as a group (8 persons)	149,633	4.53%

*Represents less than 1% of the Company's outstanding shares.

(1) Based on 3,306,250 shares of Company common stock outstanding and entitled to vote as of December 31, 2006.

(2) Includes 100 shares held by the Polonia 401(k) Plan.

(d) Changes in Control

Management of Polonia Bancorp knows of no arrangements, including any pledge by any person of securities of Polonia Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Loans and Extensions of Credit. The Sarbanes-Oxley Act generally prohibits loans by Polonia Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Polonia Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Polonia Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Polonia Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Polonia Bank's capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

The aggregate amount of loans by Polonia Bank to its executive officers and directors was $2.7 million at December 31, 2006. These loans were performing according to their original terms at December 31, 2006. All of the outstanding loans made to our directors and executive officers and members of their immediate families (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Anthony J. Szuszczewicz who is the Chairman of the Board, President and Chief Executive Officer of Polonia Bancorp, Polonia MHC and Polonia Bank. In determining the independence of its directors, the Board considered transactions, relationships or arrangements between the Company, the Bank and its directors that are not required to be disclosed in this Form 10-KSB under this heading, including loans with the Bank.

ITEM 13. EXHIBITS

3.1	Charter of Polonia Bancorp [(1)]
3.2	Bylaws of Polonia Bancorp[(1)]
4.0	Stock Certificate of Polonia Bancorp [(1)]
10.1	Polonia Bank Employment Agreement[(1)]
10.2	Polonia Bancorp Employment Agreement[(1)]
10.3	Polonia Bank Employee Severance Compensation Plan[(1)]
10.4	Supplemental Executive Retirement Plan[(1)]
10.5	Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz[(1)]
10.6	Supplemental Executive Retirement Plan for Edward W. Lukiewski[(1)]
10.7	Non-Qualified Deferred Compensation Plan[(1)]
10.8	Supplemental Executive Retirement Plan for Paul D. Rutkowski[(1)]
10.9	Supplmental Executive Retirement Plan for Kenneth J. Maliszewski[(1)]
10.10	Split Dollar Life Insurance Agreement with Paul D. Rutkowski[(2)]
10.11	Split Dollar Life Insurance Agreement with Kenneth J. Maliszewski[(2)]
16.0	Letter on Change in Certifying Accountant[(1)]
21.0	Subsidiaries of the Small Business Issuer
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certification

(1) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Registration Statement on Form SB-2, (File No. 333-135643) and any amendments thereto.
(2) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Current Report on Form 8-K, filed on January 25, 2007 (File No. 000-52267).

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for the fiscal years ending December 31, 2006 and December 31, 2005. The amounts include fees billed for services performed by Deloitte & Touche LLP for the period between January 1, 2005 and November 15, 2005 and for the services performed by S.R. Snodgrass, A.C. for the period between November 15, 2005 and December 31, 2006.

	2006	2005
Audit Fees[(1)]	$67,204	$112,000
Audit-Related Fees[(2)]	44,533	–
Tax Fees[(3)]	44,230	–
All other fees	–	–

(1) Includes fees for the financial statement audit and quarterly reviews.
(2) Includes fees related to the initial public offering of Polonia Bancorp.
(3) Includes fees related to tax compliance, tax advice and tax planning.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLONIA BANCORP

Date: March 30, 2007

By: /s/ Anthony J. Szuszczewicz
Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anthony J. Szuszczewicz Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer (principal executive officer)	March 30, 2007
/s/ Paul D. Rutkowski Paul D. Rutkowski	Chief Financial Officer and Treasurer (principal accounting and financial officer)	March 30, 2007
/s/ Dr. Eugene Andruczyk Dr. Eugene Andruczyk	Director	March 30, 2007
/s/ Frank J. Byrne Frank J. Byrne	Director	March 30, 2007
/s/ Gordon R. Johnston, III Gordon R. Johnston, III	Director	March 30, 2007
/s/ Edward W. Lukiewski Edward W. Lukiewski	Director	March 30, 2007
/s/ Robert J. Woltjen Robert J. Woltjen	Director	March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polonia Bank

We have audited the consolidated balance sheet of Polonia Bank and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polonia Bank and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.
Wexford, PA
March 5, 2007

POLONIA BANK
CONSOLIDATED BALANCE SHEET

	December 31, 2006	December 31, 2005
ASSETS		
Cash and due from banks	$ 863,059	$ 963,727
Interest-bearing deposits with other institutions	31,003,198	2,802,721
Cash and cash equivalents	31,866,257	3,766,448
Investment securities available for sale	45,680,651	58,308,114
Loans receivable (net of allowance for loan losses of $694,570 and $650,943)	111,922,796	96,904,997
Accrued interest receivable	795,585	699,986
Federal Home Loan Bank stock	934,600	1,609,800
Premises and equipment, net	5,294,758	5,650,173
Bank-owned life insurance	3,980,693	3,816,671
Other assets	2,898,851	2,823,536
TOTAL ASSETS	$ 203,374,191	$ 173,579,725
LIABILITIES		
Deposits	$ 157,722,003	$ 142,007,175
Short-term borrowings	-	3,500,000
Other borrowings	6,245,223	13,409,158
Advances by borrowers for taxes and insurance	1,104,245	963,893
Accrued interest payable	20,447	50,053
Stock offering subscription rights	24,822,062	-
Other liabilities	1,683,218	1,621,229
TOTAL LIABILITIES	191,597,198	161,551,508
Commitments and contingencies (Note 10)	-	-
RETAINED EARNINGS		
Retained earnings	12,077,801	12,296,839
Accumulated other comprehensive loss	(300,808)	(268,622)
TOTAL RETAINED EARNINGS	11,776,993	12,028,217
TOTAL LIABILITIES AND RETAINED EARNINGS	$ 203,374,191	$ 173,579,725

See accompanying notes to the consolidated financial statements.

POLONIA BANK
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2006	2005
INTEREST AND DIVIDEND INCOME		
Loans receivable	$ 6,010,824	$ 5,569,147
Investment securities	2,236,657	2,584,551
Interest-bearing deposits and other dividends	342,112	75,640
Total interest and dividend income	8,589,593	8,229,338
INTEREST EXPENSE		
Deposits	3,788,248	2,324,528
Short-term borrowings	105,357	79,165
Other borrowings	327,500	1,061,122
Advances by borrowers for taxes and insurance	18,887	15,334
Total interest expense	4,239,992	3,480,149
NET INTEREST INCOME	4,349,601	4,749,189
Provision for loan losses	57,973	-
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,291,628	4,749,189
NONINTEREST INCOME		
Service fees on deposit accounts	141,420	169,849
Earnings on bank-owned life insurance	164,022	77,933
Investment securities losses, net	(167,697)	(842,208)
Rental income	321,314	313,997
Other	191,090	227,030
Total noninterest income	650,149	(53,399)
NONINTEREST EXPENSE		
Compensation and employee benefits	2,948,759	2,817,544
Occupancy and equipment	858,120	880,305
Federal deposit insurance premiums	136,088	136,701
Data processing expense	226,582	237,363
Professional fees	150,754	201,780
Loss on early extinguishment of debt	-	250,867
Other	1,042,493	961,988
Total noninterest expense	5,362,796	5,486,548
Loss before income tax benefit	(421,019)	(790,758)
Income tax benefit	(201,981)	(140,157)
NET LOSS	$ (219,038)	$ (650,601)

See accompanying notes to the consolidated financial statements.

POLONIA BANK
CONSOLIDATED STATEMENT OF CHANGES IN RETAINED EARNINGS

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Loss
Balance, December 31, 2004	$ 12,947,440	$ 23,967	$ 12,971,407	
Net loss	(650,601)		(650,601)	$ (650,601)
Other comprehensive loss:				
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $150,728		(292,589)	(292,589)	(292,589)
Comprehensive loss				$ (943,190)
Balance, December 31, 2005	12,296,839	(268,622)	2,028,217	
Net loss	(219,038)		(219,038)	$ (219,038)
Other comprehensive loss:				
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $16,581		(32,186)	(32,186)	(32,186)
Comprehensive loss				$ (251,224)
Balance, December 31, 2006	$ 12,077,801	$ (300,808)	$ 11,776,993	

Components of other comprehensive loss:	2006	2005
Changes in net unrealized loss on investment securities available for sale	$ (142,866)	$ (848,446)
Realized losses included in loss, net of tax benefit of $57,017 and $286,351	110,680	555,857
Total	$ (32,186)	$ (292,589)

See accompanying notes to the consolidated financial statements.

POLONIA BANK
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATING ACTIVITIES		
Net loss	$ (219,038)	$ (650,601)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for loan losses	57,973	-
Depreciation, amortization, and accretion	559,480	627,364
Investment securities losses, net	167,697	842,208
Earnings on bank-owned life insurance	(164,022)	(77,933)
Deferred federal income taxes	53,541	(138,489)
Decrease (increase) in accrued interest receivable	(95,599)	116,243
Decrease in accrued interest payable	(29,606)	(92,924)
Other, net	191,391	(223,210)
Net cash provided by operating activities	521,817	402,658
INVESTING ACTIVITIES		
Investment securities available for sale:		
Proceeds from sales	17,161,006	30,264,040
Proceeds from principal repayments and maturities	8,530,402	6,254,309
Purchases	(13,510,397)	(34,997,111)
Increase in loans receivable, net	(11,451,431)	(489,640)
Loans purchased	(3,580,800)	-
Proceeds from sales of real estate owned	457,004	294,837
Disbursements to improve real estate owned	(29,279)	(8,356)
Purchase of Federal Home Loan Bank stock	(535,100)	(209,900)
Redemptions of Federal Home Loan Bank stock	1,210,300	476,000
Purchase of premises and equipment	(17,618)	(257,387)
Net cash provided by (used for) investing activities	(1,765,913)	1,326,792
FINANCING ACTIVITIES		
Increase in deposits, net	15,714,828	9,900,885
Net increase (decrease) in short-term borrowings	(3,500,000)	3,500,000
Repayment of other borrowings	(7,163,935)	(13,176,551)
Proceeds from stock subscription rights	24,822,062	-
Deferred conversion costs	(669,402)	-
Increase (decrease) in advances by borrowers for taxes and insurance, net	140,352	(85,998)
Net cash provided by financing activities	29,343,905	138,336
Increase in cash and cash equivalents	28,099,809	1,867,786
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,766,448	1,898,662
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 31,866,257	$ 3,766,448
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid:		
Interest	$ 4,269,598	$ 3,573,073
Income taxes (refunds)	(184,503)	212,000
Noncash transactions:		
Transfers from loans to real estate acquired through foreclosure	-	51,149

See accompanying notes to the consolidated financial statements.

POLONIA BANK
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

Polonia Bank (the "Bank") was incorporated under Pennsylvania law in 1923. The Bank is a federally chartered savings bank located in Huntingdon Valley, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio and its portfolio of residential real estate, commercial real estate, and consumer loans, as well as a variety of deposit services offered to its customers through five offices located in the Greater Philadelphia area. The Bank is subject to regulation by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation. Community Abstract Agency, LLC ("CAA") provides title insurance on loans secured by real estate.

The consolidated financial statements include the accounts of the Bank and the Bank's wholly owned subsidiaries, Polonia Bank Mutual Holding Company (PBMHC), a Delaware investment company, and CAA. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent Bank's financial statements is carried at the parent Bank's equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements

The accounting principles followed by the Bank and the subsidiaries and the methods of applying these principles conform to U.S. generally accepted accounting principles and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method for debt securities and the average cost method for marketable equity securities. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Receivable

Loans are stated at the principal amount outstanding less the allowance for loan losses and net of deferred loan origination fees and costs. Interest on loans is recognized as income when earned on the accrual method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is amortizing these amounts over the contractual life of the related loans using the interest method.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance is established through a provision which is charged to operations. Management's evaluation takes into consideration the risks inherent in the loan portfolio, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Bank expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Bank estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the useful lives of the related assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 40 years for building premises. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank-owned Life Insurance

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the consolidated statements of financial condition, and any increases in the cash surrender value are recorded as noninterest income on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds fair value minus estimated costs to sell. Operating expenses of such properties, net of related income, are expensed in the period incurred.

Federal Income Taxes

The Bank and subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected based on the differences between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense and benefit are based on the changes in the deferred tax assets or liabilities from period to period.

Cash and Cash Equivalents

The Bank has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

Comprehensive Income (Loss)

The Bank is required to present comprehensive income (loss) and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Bank has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Retained Earnings.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 155, Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).* FAS No. 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the fiscal year-end, in addition to footnote disclosures. On December 31, 2006, the Company adopted FAS No. 158, except for the measurement provisions, which are effective for fiscal years ending after December 15, 2008. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. This Interpretation clarifies that management is expected to evaluate an income tax position taken or expected to be taken for likelihood of realization before recording any amounts for such position in the financial statement. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. This Interpretation is effective for fiscal years beginning after December 15, 2006, and will require management to evaluate every open tax position that exists in every jurisdiction on the date of initial adoption. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 ("EITF 06-4"), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-5 ("EITF 06-5"), *Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.* EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or retained earnings.

2. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are summarized as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Fannie Mae	$ 25,300,504	$ 26,699	$ (283,602)	$ 25,043,601
Freddie Mac	10,714,608	11,238	(154,647)	10,571,199
Government National Mortgage Association securities	2,404,329	32,374	(16,911)	2,419,792
Other	257,136	16	(4,601)	252,551
Total mortgage-backed securities	38,676,577	70,327	(459,760)	38,287,143
U.S. government agency securities	1,400,000	-	(44,310)	1,355,690
Corporate securities	5,629,843	-	(43,025)	5,586,818
Total debt securities	45,706,420	70,327	(547,096)	45,229,651
Equity securities	430,000	21,000	-	451,000
Total	$ 46,136,420	$ 91,327	$ (547,096)	$ 45,680,651

2. INVESTMENT SECURITIES (Continued)

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Fannie Mae	$ 22,566,165	$ 8,445	$ (271,184)	$ 22,303,426
Freddie Mac	11,940,710	10,394	(157,519)	11,793,585
Government National Mortgage Association securities	3,058,789	70,783	(11,414)	3,118,158
Other	18,176	48	-	18,224
Total mortgage-backed securities	37,583,840	89,670	(440,117)	37,233,393
U.S. government agency securities	1,400,000	-	(47,066)	1,352,934
Corporate securities	1,972,573	-	(13,490)	1,959,083
Total debt securities	40,956,413	89,670	(500,673)	40,545,410
Equity securities	17,758,704	4,000	-	17,762,704
Total	$ 58,715,117	$ 93,670	$ (500,673)	$ 58,308,114

The following table shows the Bank's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2006					
	Less Than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fannie Mae	$ 4,007,180	$ 16,588	$ 16,283,792	$ 267,014	$ 20,290,972	$ 283,602
Freddie Mac	-	-	9,838,471	154,647	9,838,471	154,647
Government National Mortgage Association securities	-	-	597,869	16,911	597,868	16,911
Other	-	-	236,749	4,601	236,749	4,601
U.S. government agency Securities	-	-	1,355,690	44,310	1,355,690	44,310
Corporate securities	5,586,818	43,025	-	-	5,586,818	43,025
Total	$ 9,593,998	$ 59,613	$ 28,312,571	$ 487,483	$ 37,906,568	$ 547,096

	December 31, 2005					
	Less Than Twelve Months		Twelve Months or Greater		Total	
	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses
Fannie Mae	$ 18,690,581	$ 203,349	$ 2,138,296	$ 67,835	$ 20,828,877	$ 271,184
Freddie Mac	10,612,647	138,677	783,053	18,842	11,395,700	157,519
Government National Mortgage Association securities	-	-	677,684	11,414	677,684	11,414
U.S. government agency Securities	397,624	2,376	955,310	44,690	1,352,934	47,066
Corporate securities	449,232	2,265	1,509,851	11,225	1,959,083	13,490
Total	$ 30,150,084	$ 346,667	$ 6,064,194	$ 154,006	$ 36,214,278	$ 500,673

2. INVESTMENT SECURITIES (Continued)

The policy of the Bank is to recognize an other-than-temporary impairment of equity securities where the fair value has been significantly below cost for an extended time period. For fixed-maturity investments with unrealized losses due to interest rates where the Bank has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 46 positions that are considered temporarily impaired as of December 31, 2006. The Bank reviews its position quarterly and has asserted that at December 31, 2006, the declines outlined in the above table represent temporary declines, and the Bank does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Bank has identified certain investment securities for which it has determined the unrealized losses to be other than temporary. The Bank recorded other-than-temporary impairment charges of $167,697 and $388,992 for the years ended December 31, 2006 and 2005, respectively.

The amortized cost and estimated market value of debt securities at December 31, 2006, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 3 to 30 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2006	Amortized Cost	Fair Value
Due within one year	$ 60	$ 60
Due after one year through five years	157,784	155,959
Due after five years through ten years	28,041,962	27,755,078
Due after ten years	17,506,614	17,318,554
Total	$ 45,706,420	$ 45,229,651

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the periods ended were as follows:

	2006	2005
Proceeds from sales	$ 17,161,006	$ 30,264,040
Gross gains	-	124,214
Gross losses	-	577,430

3. LOANS RECEIVABLE

Loans receivable consist of the following:

	December 31, 2006	December 31, 2005
Mortgage loans:		
One-to-four family	$ 100,152,081	$ 88,873,374
Multi-family and commercial	5,211,510	3,562,878
	105,363,591	92,436,252
Home equity loans and HELOCS	5,209,057	2,557,983
Education loans	2,136,608	2,678,571
Loans on savings accounts	27,516	38,224
Other	1,512	2,010
	112,738,284	97,713,040
Less:		
Net deferred loan fees	120,918	157,100
Allowance for loan losses	694,570	650,943
Total	$ 111,922,796	$ 96,904,997

The Bank's loan portfolio consists predominantly of one-to-four family unit first mortgage loans in its local region. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Bank's loan portfolio performance at December 31, 2006 and 2005, is dependent upon the local economic conditions.

Activity in the allowance for loan losses for the periods ended is summarized as follows:

	2006	2005
Balance, beginning of period	$ 650,943	$ 691,512
Add:		
Provision charged to operations	57,973	-
Loan recoveries	5,401	25,536
	714,317	717,048
Less:		
Charge-offs	19,747	66,105
Balance, end of period	$ 694,570	$ 650,943

In the normal course of business, loans are extended to officers, directors, and corporations in which they are beneficially interested as stockholders, officers, or directors. During 2006 the Bank had two new members join the Board of Directors. Their existing loans with the Bank in the amount of $1,965,437 are included in additions. A summary of loan activity for those officers and directors with aggregate loan balances in excess of $60,000 for the year ended December 31, 2006, is as follows:

2005	Additions	Amounts Collected	2006
$ 757,665	$ 1,965,437	$ 36,254	$ 2,686,848

4. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

5. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31, 2006	December 31, 2005
Land	$ 55,000	$ 55,000
Buildings	6,950,850	6,950,850
Furniture, fixtures, and equipment	2,071,508	2,071,454
	9,077,358	9,077,304
Less accumulated depreciation	3,782,600	3,427,131
Total	$ 5,294,758	$ 5,650,173

Depreciation expense amounted to $373,033 and $409,433 for the years ended December 31, 2006 and 2005, respectively.

6. DEPOSITS

Deposit accounts are summarized as follows as of December 31:

	2006 Amount	2006 %	2005 Amount	2005 %
Non-interest-bearing demand	$ 4,189,704	2.66 %	$ 4,899,716	3.45 %
NOW accounts	12,127,497	7.69	13,078,409	9.21
Money market deposit	24,235,253	15.37	629,379	0.44
Savings	41,664,404	26.42	47,469,804	33.43
	82,216,858	52.14	66,077,308	46.53
Time certificates of deposit:				
1.00 - 2.00%	387,125	0.24	1,900,980	1.34
2.01 - 4.00%	18,004,759	11.41	50,861,562	35.82
4.01 - 6.00%	57,047,551	36.17	22,340,850	15.73
6.01 - 8.00%	65,710	0.04	826,475	0.58
	75,505,145	47.86	75,929,867	53.47
Total	$ 157,722,003	100.00 %	$ 142,007,175	100.00 %

The scheduled maturities of time certificates of deposit are as follows:

	December 31, 2006
2007	$ 36,669,249
2008	9,400,275
2009	4,214,465
2010	3,857,012
2011	21,364,144
Total	$ 75,505,145

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $22,793,119 and $22,408,716 at December 31, 2006 and 2005, respectively. Deposits in excess of $100,000 are not federally insured.

6. DEPOSITS (Continued)

The scheduled maturities of time certificates of deposit in denominations of $100,000 or more are as follows:

	December 31, 2006
Within three months	$ 1,663,992
Three through six months	11,213,614
Six through twelve months	1,616,998
Over twelve months	8,298,515
Total	$ 22,793,119

Interest expense by deposit category is as follows:

	Year ended December 31, 2006	2005
NOW	$ 68,202	$ 75,204
Money market	345,901	4,595
Savings	356,845	380,301
Time certificates of deposit	3,017,300	1,864,428
Total	$ 3,788,248	$ 2,324,528

7. SHORT-TERM BORROWINGS

Short-term borrowings consisted of draws on the Bank's "RepoPlus" line of credit advances through the FHLB. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank's investment in FHLB stock.

The following table sets forth information concerning short-term borrowings:

	December 31, 2006	2005
Balance at year-end	$ -	$ 3,500,000
Maximum amount outstanding at any month-end	5,500,000	13,000,000
Average balance outstanding during the year	2,083,333	2,062,500
Weighted-average interest rate:		
As of year-end	-	4.22%
Paid during the year	5.06%	3.84%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

8. OTHER BORROWINGS

The following table sets forth information concerning other borrowings:

Description	Maturity range from	Maturity range to	Weighted-average interest rate		Stated interest rate range from		Stated interest rate range to			At December 31, 2006		At December 31, 2005
Convertible	04/25/11	04/25/11	3.87	%	3.87	%	3.87	%	$	-	$	5,000,00
Fixed-rate amortizing	10/01/07	12/26/12	3.69		2.91		3.87			6,245,223		8,409,15
Total									$	6,245,223	$	13,409,15

Maturities of FHLB borrowings are summarized as follows:

Year Ending December 31,		December 31, 2006 Amount	December 31, 2006 Weighted-Average Rate
2007	$	884,595	2.91%
2009		2,132,465	3.75%
2011 and after		3,228,163	3.87%
Total	$	6,245,223	

As of December 31, 2006, the Bank had three fixed rate amortizing borrowings with the FLHB, which were obtained in August 2002, September 2002, and December 2002. The fixed rate amortizing borrowings require monthly payments of principal and interest of $89,643 through October 2007, $70,131 through August 2009, and $50,314 through December 2012.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encumbrances. In addition, the Bank has a maximum borrowing capacity of $117.4 million with the FHLB at December 31, 2006.

9. INCOME TAXES

The provision for income tax benefit consists of:

		Year Ended December 31, 2006		2005
Current tax benefit:				
Federal	$	(95,466)	$	(1,668)
State		(160,056)		(101,932)
		(255,522)		(103,600)
Deferred taxes		(68,980)		(270,746)
Valuation allowance		122,521		234,189
Total	$	(201,981)	$	(140,157)

9. INCOME TAXES (Continued)

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, are as follows:

	Year Ended December 31, 2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 236,154	$ 221,321
Deferred loan fees	2,943	5,971
Deferred compensation	809,435	701,684
Allowance for real estate owned losses	-	95,231
Investment securities impairment	23,800	321,380
Deferred health care	58,065	32,248
State net operating loss carryforward	218,756	132,691
Capital loss carryforwards	299,436	160,900
Premises and equipment	53,172	-
Other	34,604	27,924
Net unrealized loss on securities	154,961	138,381
Total gross deferred tax assets	1,891,326	1,837,731
Valuation allowance	(576,592)	(454,071)
Total net deferred tax assets	1,314,734	1,383,660
Deferred tax liabilities:		
Prepaid insurance	45,802	46,577
Premises and equipment	-	31,190
Total gross deferred tax liabilities	45,802	77,767
Net deferred tax assets	$ 1,268,932	$ 1,305,893

For the periods ended, a valuation allowance has been established for 100 percent of the state net operating loss carryforwards, capital loss carryforwards, investment securities impairment, and other various carryforwards that management believes may not be realizable.

The reconciliation of the federal statutory rate and the Bank's effective income tax rate is as follows:

	Year Ended December 31, 2006 Amount	2006 % of Pretax Income	2005 Amount	2005 % of Pretax Income
Provision at statutory rate	$ (143,146)	(34.0) %	$ (268,858)	(34.0) %
Tax-exempt income	(55,767)	(13.3)	(26,497)	(3.4)
Valuation allowance	36,456	8.7	132,257	16.7
Other, net	(39,524)	(9.4)	22,941	3.0
Actual tax expense and effective rate	$ (201,981)	(48.0) %	$ (140,157)	(17.7) %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on U.S. generally accepted accounting principles with certain adjustments.

At December 31, 2006, the Bank has an available net operating loss carryforward of approximately $2,882,000 for state tax purposes that will begin to expire in 2007. The Bank also has an available capital loss carryforward of approximately $881,000 that will expire in 2010.

10. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, management makes various commitments that are not reflected in the accompanying consolidated financial statements. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Bank minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements, as deemed necessary, in compliance with lending policy guidelines. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

The off-balance sheet commitments consisted of the following:

	December 31, 2006	December 31, 2005
Commitments to extend credit	$ 892,000	$ 975,000

Commitments to extend credit consist of fixed-rate commitments with interest rates ranging from 5.875 percent to 6.75 percent. The commitments outstanding at December 31, 2006, contractually mature in less than one year.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consisted primarily of available commercial and personal lines of credit and loans approved but not yet funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Contingent Liabilities

The Bank is involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Bank's financial position.

11. EMPLOYEE BENEFITS

Benefit Plan

The Bank has a defined contribution pension plan (the "Plan") for all regular full-time employees meeting certain eligibility requirements. Annual contributions are discretionary but will not exceed 15 percent of eligible employees' salaries. The Plan may be terminated at any time at the discretion of the Board of Directors. Pension expense for the profit sharing portion of the Plan was $75,570 and $58,951 for the years ended December 31, 2006 and 2005, respectively.

Effective January 1, 1995, the Plan was amended and restated to include provisions to include employee and employer 401(k) contributions. Under the Plan, the Bank will match 100 percent of the employees' eligible contributions, up to the maximum of 5 percent of each qualifying employee's salary, and an additional 10 percent of each non-qualifying employee's salary. The Bank contributions for the 401(k) plan were $207,500 and $192,960 for the years ended December 31, 2006 and 2005, respectively.

Supplemental Retirement Plan

The Bank has a Supplemental Life Insurance Plan ("Plan") for three officers of the Bank. The Plan requires the Bank to make annual payments to the beneficiaries upon their death. In connection with the Plan, the Bank funded life insurance policies with an aggregate amount of $3,085,000 on the lives of those officers that currently have a death benefit of $11,237,191. The cash surrender value of these policies totaled $3,980,693 and $3,816,671 at December 31, 2006 and 2005, respectively. The Plan provides that death benefits totaling $6.0 million at December 31, 2006, will be paid to their beneficiaries in the event the officers should die.

Additionally, the Bank has a Supplemental Retirement Plan ("SRP") for the current and former presidents as well as two senior officers of the Bank. At December 31, 2006 and 2005, $1,230,850 and $1,067,639, respectively, has been accrued under these SRPs, and this liability and the related deferred tax asset of $418,489 and $362,997, respectively, are recognized in the financial statements.

The deferred compensation for the current and former president is to be paid for the remainder of their lives commencing with the first year following the termination of employment after completion of required service. The current president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index or 4 percent, whichever is higher. The former president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index. The deferred compensation for the two senior officers is to be paid at the rate of $50,000 per year for twenty years commencing five years after retirement or age 65, whichever comes first, following the termination of employment. The Bank records periodic accruals for the cost of providing such benefits by charges to income. The amount accrued was approximately $264,158 and $160,444 for the years ended December 31, 2006 and 2005, respectively. The accruals increase each year based on a discount rate of 6.25 percent used in determining the estimated liability that will be accrued when the employees are eligible for benefits.

The following table illustrates the components of the net periodic pension cost for the supplemental retirement plan:

	For the Year Ended 2006	For the Year Ended 2005
Components of net periodic pension cost:		
Service cost	$ 197,431	$ 97,642
Interest cost	66,727	62,802
Net periodic pension cost	$ 264,158	$ 160,444

12. REGULATORY RESTRICTIONS

Regulatory Capital Requirements

Federal regulations require the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Core capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions. Management believes, as of December 31, 2006, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2005, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, core capital, and tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively. There have been no conditions or events since the notification that management believes have changed the Bank's category.

The Bank's actual capital ratios are presented in the following tables, which show that the Bank met all regulatory capital requirements.

The following table reconciles the Bank's capital under accounting principles generally accepted in the United States of America to regulatory capital.

	December 31, 2006	December 31, 2005
Total retained earnings	$ 11,776,993	$ 12,028,217
Accumulated other comprehensive loss	300,808	268,622
Tier I, core, and tangible capital	12,077,801	12,296,839
Allowance for loan losses	694,570	650,943
Unrealized gains on equity securities	9,450	1,800
Total risk-based capital	$ 12,781,821	$ 12,949,582

12. REGULATORY RESTRICTIONS (Continued)

Regulatory Capital Requirements (Continued)

The Bank's actual capital ratios are presented in the following table:

	December 31,			
	2006		2005	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 12,781,821	14.49 %	$ 12,949,582	16.38 %
For Capital Adequacy Purposes	7,054,480	8.00	6,324,880	8.00
To Be Well Capitalized	8,810,100	10.00	7,906,100	10.00
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 12,077,801	13.70 %	$ 12,296,839	15.55 %
For Capital Adequacy Purposes	3,527,240	4.00	3,162,440	4.00
To Be Well Capitalized	5,290,860	6.00	4,743,660	6.00
Core Capital (to Adjusted Assets)				
Actual	$ 12,077,801	5.91 %	$ 12,296,839	7.04 %
For Capital Adequacy Purposes	8,171,391	4.00	5,237,730	3.00
To Be Well Capitalized	10,214,238	5.00	8,729,550	5.00
Tangible Capital (to Adjusted Assets)				
Actual	$ 12,077,801	5.91 %	$ 12,296,839	7.04 %
For Capital Adequacy Purposes	4,085,695	1.50	2,618,865	1.50
To Be Well Capitalized	N/A	N/A	N/A	N/A

The Bank accumulated approximately $1.4 million of retained earnings at December 31, 1996, which represents allocations of income to bad debt deductions for tax purposes only. Since this amount represents the accumulated bad debt reserves prior to 1987, no provision for federal income tax has been made. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

Regulatory Agreement

On December 7, 2001, the Bank was issued a Part 570 Notice of Deficiency and Directive for Submission of a Safety and Soundness Compliance Plan by the Office of Thrift Supervision. If the Bank fails to comply with the Part 570 Notice in a manner satisfactory to the Office of Thrift Supervision, it can take additional, and possibly more severe, enforcement action against the Bank, including issuing an Order to Cease and Deceist. Moreover, the Office of Thrift Supervision can impose restrictions on the Bank's operations, which would negatively affect the Bank's ability to implement its operating strategy and negatively affect profitability. The Bank has not complied with all of the earnings ratio requirements since the inception of the agreement.

13. FAIR VALUE DISCLOSURE

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 31,866,257	$ 31,866,257	$ 3,766,448	$ 3,766,448
Investment securities available for sale	45,680,651	45,680,651	58,308,114	58,308,114
Net loans receivable	111,922,796	110,183,453	96,904,997	95,792,504
Accrued interest receivable	795,585	795,585	699,986	699,986
Federal Home Loan Bank stock	934,600	934,600	1,609,800	1,609,800
Bank-owned life insurance	3,980,693	3,980,693	3,816,671	3,816,671
Financial liabilities:				
Deposits	$ 157,722,003	$ 157,673,916	$ 142,007,175	$ 141,441,175
Short-term borrowings	-	-	3,500,000	3,500,000
Other borrowings	6,245,223	6,119,704	13,409,158	13,227,158
Accrued interest payable	20,447	20,447	50,053	50,053
Advances by borrowers for taxes and insurance	1,104,245	1,104,245	963,893	963,893

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Bank.

The Bank employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Accrued Interest Receivable, Federal Home Loan Bank Stock, Short-Term Borrowings, Accrued Interest Payable, and Advances by Borrowers for Taxes and Insurance

The fair value is equal to the current carrying value.

Investment Securities Available for Sale

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

13. FAIR VALUE DISCLOSURE (Continued)

Net Loans Receivable, Deposits, and Other Borrowings

The fair value for loans is estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio with current market rates being offered for products of similar remaining maturities.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 10.

15. CONVERSION AND REORGANIZATION

On January 17, 2006, the Board of Directors of the Bank unanimously adopted a Plan of Reorganization and Stock Issuance (the "Plan") pursuant to which the Bank will reorganize into the federal mutual holding company form of organization as a wholly owned subsidiary of Polonia Bancorp (the "Stock Holding Company"), which in turn will be a majority-owned subsidiary of Polonia MHC. The newly chartered Stock Holding Company will offer shares of its common stock to the Bank's eligible account holders, to the Bank's tax-qualified employee benefit plans, and, if necessary, to the general public in accordance with the priorities set forth in the Plan. The amount of common stock to be sold in the offering will not exceed 49 percent of the total outstanding shares of the Stock Holding Company. The majority of the common stock will be owned by Polonia MHC. The Plan is subject to the approval of the Office of Thrift Supervision ("OTS").

Following the sale of common stock, all depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the transaction will continue to have such rights solely with respect to Polonia MHC as long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the date of the transaction will have such membership and liquidation rights with respect to Polonia MHC. Borrowers of the Bank as of the date of the transaction will have the same membership rights in Polonia MHC that they had in the Bank immediately prior to the date of the transaction as long as their existing borrowings remain outstanding.

The regulations of the OTS prohibit the Bank from declaring or paying a cash dividend if the effect thereof would cause the Bank's regulatory capital to be reduced below either the amount required for the liquidation account or the federal regulatory capital requirement in section 567.2 of the Rules and Regulations of the OTS.

The conversion was completed as of January 11, 2007, with the sale of 1,487,813 number of shares resulting in net proceeds of approximately $13,800,000. The deferred costs associated with the conversion are $1,043,000.

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Board of Directors

Dr. Eugene Andruczyk
Frank J. Byrne
Gordon R. Johnston, III
Edward W. Lukiewski
Anthony J. Szuszczewicz (Chairman)
Robert J. Woltjen

Executive Officers of Polonia Bancorp and Polonia Bank

Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

Paul D. Rutkowski
Chief Financial Officer and Corporate Secretary

Kenneth J. Maliszewski
Senior Vice President

POLONIA BANCORP

3993 Huntingdon Pike - 3rd Floor
Huntingdon Valley, PA 19006

END